Exhibit 99.2

CERTAIN IDENTIFIED INFORMATION IN THIS DOCUMENT HAS BEEN EXCLUDED BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS AS PRIVATE OR CONFIDENTIAL. [******] INDICATES THAT INFORMATION HAS BEEN REDACTED.

ASSET PURCHASE AGREEMENT

by and among

Oatly Inc.,

Oatly US Operations & Supply Inc.,

YA YA FOODS USA LLC,

and

ASEPTIC BEVERAGE HOLDINGS LP

December 30, 2022

Page

Article I DEFINITIONS		1
1.1	Certain Defined Terms	1
Article II PURCHASE AND SALE		11
2.1	Purchase and Sale of the Purchased Assets; Excluded Assets	11
2.2	Assumption of Liabilities; Excluded Liabilities	12
2.3	Payment of Purchase Price	14
2.4	Closing	14
2.5	Allocation of Purchase Price	14
2.6	Prorations	15
2.7	Withholding	15
Article III REPRESENTATIONS AND WARRANTIES OF SELLERS		15
3.1	Organization	15
3.2	Authority	15
3.3	No Conflict; Required Filings and Consents	16
3.4	Title; Sufficiency and Condition of Assets	16
3.5	Inventory	16
3.6	Absence of Certain Changes	17
3.7	Compliance with Law; Permits	17
3.8	Litigation	18
3.9	Financial Statements and Records	18
3.10	Taxes	18
3.11	Material Contracts	19
3.12	Real Property	20
3.13	Intellectual Property	20
3.14	Environmental Matters	21
3.15	Employment Matters	22
3.16	Employee Benefits	23
3.17	Insurance Policies	24
3.18	Information Technology	24
3.19	Material Suppliers	25
3.20	Brokers	25
Article IV REPRESENTATIONS AND WARRANTIES OF BUYER		25
4.1	Organization	25
4.2	Authority	25

(continued)

Page

4.3	No Conflict; Required Filings and Consents	25
4.4	Buyer’s Investigation and Reliance	26
4.5	Exclusivity of Representations and Warranties	26
4.6	Financial Capability	27
4.7	Financial Statements and Records; No Undisclosed Liabilities	28
4.8	Solvency	28
4.9	Litigation	28
Article V COVENANTS		28
5.1	Pre-Closing Covenants	28
5.2	Third Party Consents	30
5.3	Notification of Certain Matters; Disclosure Schedules Supplement	30
5.4	Exclusivity	31
5.5	Access	31
5.6	Construction	32
5.7	Retained Marks	32
5.8	Confidentiality	32
5.9	Public Announcements	32
5.10	Employee Matters.	32
5.11	Tax Matters	33
5.12	Further Assurances	34
5.13	Restrictive Covenants	34
5.14	Transition Service	35
5.15	Misdirected Payments and Assets	35
5.16	Financing Cooperation	35
Article VI CONDITIONS TO CLOSING		36
6.1	Conditions to Obligations of Buyer to Close	36
6.2	Conditions to Obligation of Sellers to Close	38
Article VII INDEMNIFICATION		39
7.1	Survival	39
7.2	Indemnification By Sellers	39
7.3	Indemnification by Buyer	40
7.4	Certain Limitations	40
7.5	Indemnification Procedures	41

iii

(continued)

Page

7.6	Tax Treatment of Indemnification Payments	42
7.7	Exclusive Remedies	42
Article VIII TERMINATION		43
8.1	Termination	43
8.2	Effect of Termination	43
Article IX GENERAL PROVISIONS		44
9.1	Financing Related Parties	44
9.2	Fees and Expenses	44
9.3	Amendment and Modification	44
9.4	Waiver	44
9.5	Notices	44
9.6	Interpretation	45
9.7	Entire Agreement	46
9.8	Third-Party Beneficiaries	46
9.9	Governing Law	46
9.10	Waiver of Jury Trial	46
9.11	Disputes	46
9.12	Specific Performance	47
9.13	Disclosure Generally	47
9.14	Non-Recourse	48
9.15	Assignment; Successors	48
9.16	Currency	48
9.17	Severability	48
9.18	Counterparts	48
9.19	Electronic or .pdf Signature	48
9.20	Time of Essence	48
9.21	No Presumption Against Drafting Party	48

EXHIBITS AND SCHEDULES

Exhibit A – Form of Co-Pack Agreement

Exhibit B – Form of Seller Note

Exhibit C – Form of Shared Services Agreement

Exhibit D – Form of Sublease Agreement

Exhibit E – Commitment Letter

iv

(continued)

Page

Exhibit F – Transition Services Agreement

Exhibit G – Assignment and Assumption of Leases

Exhibit 5.6 – DFW Facility Construction Agreement

v

ASSET PURCHASE AGREEMENT

Asset Purchase Agreement (this “Agreement”), dated as of December 30, 2022 (the “Effective Date”) by and among Oatly Inc., a Delaware corporation (“Oatly”), Oatly US Operations & Supply Inc., a Delaware corporation (“Oatly Subsidiary”, each of Oatly and Oatly Subsidiary are each, individually, a “Seller” and, together, “Sellers”), Ya YA Foods USA LLC, a Delaware limited liability company (“Buyer”), and Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”) for the limited purposes set forth herein.

RECITALS

WHEREAS, Sellers own certain assets and contractual obligations, including leasehold improvements, furniture, fixtures and equipment located at Sellers’ manufacturing facility located at 450 Depot Drive, Ogden, UT 84404 (the “Ogden Facility”);

WHEREAS, Sellers own certain assets and contractual obligations associated with Sellers’ build of a manufacturing facility located at Suite 170, 7550 Oak Grove Road, Fort Worth, TX 76140 (the “DFW Facility”); and

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the Purchased Assets, on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as set forth below.

Article I
DEFINITIONS

1.1 Certain Defined Terms. For purposes of this Agreement:

“Accounting Principles” means the accounting principles practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) set forth in Schedule 1.1(a).

“Acquisition Agreements” means collectively, this Agreement, the Co-Pack Agreement, the Seller Note, the Shared Services Agreement, the Sublease Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Lease Assignments, the TSA and all other conveyance documents related thereto.

“Action” means any claim, action, suit, arbitration, audit, subpoena, inquiry, investigation or proceeding (whether judicial, administrative or otherwise) by or before any Governmental Authority.

“Affected Employees” has the meaning set forth in Section 5.10(a).

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. “control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and

4877-0404-5882v.16 0120361-000001

policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 2.5.

“Assignment and Assumption Agreement” means an instrument of assignment and assumption in a form reasonably satisfactory to Buyer and Sellers.

“Assumed Liabilities” has the meaning set forth in Section 2.2(a).

“Base Purchase Price” means $72,000,000.

“Bill of Sale” means a bill of sale in a form reasonably satisfactory to Buyer and Sellers.

“Business” means the business conducted by Sellers at the Facilities, including any business conducted under or relating to the Transferred Contracts and with or related to the Purchased Assets, but excluding the Oat Base Business, and excluding Oatly’s business of selling finished products to customers (including retail and wholesale accounts).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks in New York, New York are required or authorized by Law to be closed for business.

“Business IT Systems” has the meaning set forth in Section 2.1(a)(vii).

“Buyer” has the meaning set forth in the preamble.

“Buyer Financial Statements” has the meaning set forth in Section 4.7(a).

“Buyer Material Adverse Effect” means any Effect that would prevent, materially delay or materially impede Buyer’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by the Acquisition Agreements.

“Buyer Parent” has the meaning set forth in the preamble.

“Cash” means, as of the Closing Time, all cash and cash equivalents (including short term investments) of Sellers and all checks and funds received by Sellers or their banks (e.g., checks deposited or funds paid to lock-box accounts) as of the Closing Time, regardless of whether cleared.

“Closing” has the meaning set forth in Section 2.4.

“Closing Date” has the meaning set forth in Section 2.4.

“Closing Time” has the meaning set forth in Section 2.4.

“Co-Pack Agreement” means that contract manufacturing agreement by and between Oatly Subsidiary and Buyer substantially the form attached hereto as Exhibit A.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 4.6(a).

“Competing Transaction” has the meaning set forth in Section 5.4.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated May 11, 2022, by and between Oatly AB and Ya YA Foods Corp.

“Consumables” means any and all items that are consumed and require replacement in the performance of the Business, including (but in no way is limited to): lubricants, chemicals, fluids, oils, filters, fittings, connectors, seals, gaskets, hardware, wire, safety equipment, replacement parts and other similar materials; maintenance, shop, and office supplies on hand and stored at, or in transit to, the Facilities as of the Closing; and all other materials, supplies and other items at the Facilities that are consumed or otherwise held for use in the performance of the Business, but not including the Inventory.

“Contract” means any written or oral contract, agreement, subcontract, license, sublicense, lease, sublease, sales order, purchase order, indenture, mortgage, note, bond, letter of credit, warrant, guaranty, instrument, obligation, binding commitment or understanding (including all amendments, supplements and modifications thereto).

“Copyrights” means rights in original works of authorship, including registrations and applications therefor.

“Data Room” means the electronic data site established by Sellers and Oatly containing the documents evidencing the Purchased Assets and all other documentation provided in relation to the Buyer’s due diligence in connection with the transactions contemplated by this Agreement.

“Deductible” has the meaning set forth in Section 7.4(a).

“DFW Amount” means $9,223,074 provided however, that in the event that actual incremental expenditures comprising Sellers’ allocated share of capital expenditures for future Joint Matters (as defined in Exhibit 5.6) in connection with the construction and development of the DFW Facility (as contemplated in Exhibit 5.6) by the Sellers between the Effective Date and the Closing Date exceeds the foregoing amount, the foregoing amount will be subject to a true-up at Closing, as reasonably documented to the reasonable satisfaction of the Buyer, which in no event may be more than $3,202,859 greater than the amount first provided herein without the prior written approval of the Buyer. In the event that the Sellers reasonably anticipate that the DFW Amount will exceed such threshold, they will provide written notice thereof in advance to the Buyer, and provide the Buyer with an opportunity to review all information reasonably requested in relation to any such excess expenditures.

“DFW Facility” has the meaning set forth in the recitals.

“Direct Claim” has the meaning set forth in Section 7.5(c).

“Disclosure Schedules” means the disclosure schedules attached hereto.

“Effect” has the meaning set forth in the definition of “Material Adverse Effect” in this Section 1.1.

“Effective Date” has the meaning set forth in the preamble.

“Employee Plans” means (i) all “employee benefit plans” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, other equity-based or phantom equity, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, vision, prescription drug, disability, accident, group insurance, vacation, holiday, sick leave, paid time off, fringe benefit or (including, without limitation, employer-provided vehicles and housing) welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract, or understanding (whether qualified or nonqualified, written or unwritten), and any trust, escrow or other agreement related thereto, which currently is sponsored, established, maintained or contributed to, or required to be contributed to, by the Sellers or for which the Sellers have any liability, contingent or otherwise, including by reason of its present or past ERISA Affiliates, and (ii) all “multiemployer plans,” as that term is defined in Sections 3(37) and 4001 of ERISA and all “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title IV of ERISA or Section 412 of the Code which the Sellers or any ERISA Affiliate have maintained or contributed to or been required to contribute to at any time within six years prior to the Closing Date or with respect to which the Sellers have any liability or reasonable expectation of liability. For the avoidance of doubt, “Employee Plans” includes all employee benefit plans provided by a Professional Employer Organization.

“Environmental Claim” means any claim, or any Order, action, suit, investigation or other legal proceeding by any Person alleging Liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any Environmental Law or any Environmental Permit.

“Environmental Laws” means any applicable Laws in effect as of the date hereof: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, or the environment; or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing production, disposal or remediation of any pollutant or contaminant.

“Environmental Notice” means any written directive, notice of violation or infraction, notice of Liability, or notice respecting any Environmental Claim relating to any Environmental Law or any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA Affiliate” means any Person that is or was at any time a member of a controlled group of corporations with the Sellers within the meaning of Code Section 414(b), a trade or business that is or was under common control with the Sellers within the meaning of Code Section 414(c), or a member of an affiliated service group with the Sellers within the meaning of Code Section 414(m) or (o).

“Excluded Assets” has the meaning set forth in Section 2.1(b).

“Excluded Liabilities” has the meaning set forth in Section 2.2(b).

“Expense Reimbursement” has the meaning set forth in Section 9.2.

“Facilities” means, collectively, the Ogden Facility and the DFW Facility, but excluding the Oat Base Facilities.

“Facilities Employee Plans” has the meaning set forth in Section 3.16(a).

“Facilities Employees” has the meaning set forth in Section 3.15(a).

“Financial Statements” has the meaning set forth in Section 3.9(a).

“Financing” has the meaning set forth in Section 5.16(a).

“Financing Related Parties” means the Financing Sources, each former, current and future Affiliate thereof and each former, current and future Representative of each such Person; provided, however, that neither Buyer nor any affiliate of Buyer shall be deemed a Financing Related Party.

“Financing Sources” means the agents, arrangers, lenders and other Persons that have committed to or commit to provide all or any part of the Financing or have otherwise entered into or enter into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Buyer or any of its Affiliates in connection with the Financing; provided, however, that neither Buyer nor any Affiliate of Buyer shall be a Financing Source.

“Furnishings & Equipment” has the meaning set forth in Section 2.1(a)(iii).

“Fundamental Representations” has the meaning set forth in Section 7.1(a).

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any United States or non-United States, federal, state or local governmental, regulatory or administrative authority, agency or commission or any judicial or arbitral body.

“Hazardous Materials” means: (a) any pollutant, contaminant, material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is regulated, or gives rise to Liability, under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, perfluorinated or polyfluorinated alkyl substances and polychlorinated biphenyls.

“Incentive Plan” means the Oatly Group AB (publ) 2021 Incentive Award Plan.

“Income Tax” means any Tax imposed on, based upon or measured by income and any franchise Taxes imposed in lieu of income Taxes (including any Tax in the nature of minimum taxes, tax preference items and alternative minimum taxes).

“Income Tax Return” means a Tax Return for Income Taxes and similar or equivalent state and local Tax Returns.

“Indebtedness” means, without duplication and with respect to any Person, the following obligations that are outstanding as of the time immediately prior to the Closing and incurred exclusively in connection with the Business: (a) the amount of all obligations for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith), (b) any Liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities, (c) any obligations, contingent or otherwise, in respect of any letters of credit or bankers’ acceptances, performance bonds, surety bonds or other forms of financial assurance, (d) any interest rate swap, forward contract or other hedging arrangement, (e) all obligations of such Person as lessee under leases that are or should be properly recorded as capital leases under GAAP, (f) all amounts owing as deferred purchase price for property or services, whether or not contingent, including any “earn-out” or similar payments or obligations, (g) breakage costs, termination fees or other similar fees, costs and expenses under any Contract other than the Transferred Contracts, (h) accrued but unpaid bonuses or other contingent compensation (including Taxes relating thereto), (i) any guaranty or other obligation for which such Person is liable, directly or indirectly, as obligor, surety or otherwise, or which is secured by any Lien on the assets of such Person, in each case with respect to any indebtedness or obligations of any other Person of the type described in clauses (a) through (h) above, and (j) all accrued and unpaid interest on any Indebtedness referred to in clauses (a) through (i) above through the Closing Date and any principal, accreted value, prepayment penalties (including any prepayment or redemption premiums and penalties), premiums, consent or other fees, breakage costs on interest rate swaps and any other hedging obligations (including foreign exchange Contracts) or other costs incurred in connection with the repayment or assumption of such Indebtedness.

“Indemnity Exceptions” has the meaning set forth in Section 5.16(c).

“Insurance Policies” has the meaning set forth in Section 3.17.

“Integrated Assets” means those certain capital assets included in the Purchased Assets which are integrated and not severable from or within the Ogden Facility and the DFW Facility, but which will be available and essential for the shared use in the operation of the Oat Base Facility pursuant to the Sublease, as set forth on Schedule 2.1(a)(xi).

“Integrated Assets Value” means $14,399,926.50 with respect to the Ogden Facility, and an estimated $2,457,039 with respect to the DFW Facility; provided, that the Integrated Assets Value for each of the Facilities as of the Closing shall be subject to further review and written confirmation by the Parties, each acting reasonably and in good faith, consistently with the principles for identifying the Integrated Assets and determining the Integrated Assets Value for the Ogden Facility on the date hereof.

“Intellectual Property” means all intellectual property rights arising under the Laws of the United States or any other jurisdiction with respect to the following: (i) Marks; (ii) Patents; (iii) Copyrights; and (iv) proprietary and/or confidential Know-How (including trade secrets), business methods and processes, technical data, rights in databases, research and development information, technology, inventions (whether or not patentable), and vendor and customer lists, in each case to the extent such item derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing.

“Inventory” means all ingredients, packaging, raw materials, and work in process, in use, in storage, or in transit, owned, held or used primarily in connection with the Business as required to manufacture finished products pursuant to the Co-Pack Agreement, whether held at the Ogden Facility or at any location or other facility of, or in transit to, Sellers, but specifically excluding the Oat Base, any raw materials, work in process inventory used to make the Oat Base, excluding supplies used for the operation of the Oat Base equipment, and excluding finished goods.

“Know-How” means trade secrets, inventions, discoveries, formulae, practices, processes, procedures, ideas, specifications, engineering data, databases, and data collections.

“Knowledge of Sellers” means the actual knowledge, after reasonable inquiry, of Mike Messersmith.

“Law” means any statute, law (including the common law), ordinance, regulation, rule, code, injunction, judgment, decree or Order of any Governmental Authority.

“Lease Assignments” means an assignment and assumption of lease in substantially the form attached hereto as Exhibit G for each of the Leases.

“Leased Real Property” has the meaning set forth in Section 3.12(a).

“Leases” means the real property leases for each of the Facilities as set forth and described in Schedule 3.12(a).

“Liability” or “Liabilities” means all liabilities, obligations, commitment or Indebtedness of any kind and nature, whether known or unknown, express or implied, primarily or secondarily, direct or indirect, absolute, accrued, contingent or otherwise and whether due or to become due, including those arising under any Contract or Law.

“Lien” means any mortgage, deed of trust, pledge, lien, encumbrance, charge, right of first refusal, restriction, security interest or other similar interest or right.

“Look-Back Date” means April 1, 2020 with respect to Oatly’s operation of the Business and Purchased Assets associated with the Ogden Facility, and means March 31, 2021 with respect to the Purchased Assets associated with the DFW Facility.

“Losses” means any and all losses, damages, Liabilities, costs, expenses (including reasonable attorneys’ and other professional advisors’ fees), penalties, judgment amounts, interest, amounts paid in settlement, Taxes and other charges.

“Marks” means trade names, trademarks and service marks, domain names, trade dress, business/corporate names, and registrations and applications therefor.

“Material Adverse Effect” means any event, circumstance, development, change, effect or occurrence (an “Effect”) that, individually or in the aggregate with any other Effect (x) has had, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, condition (financial or otherwise) or results of operations of the Business or of the Purchased Assets or the Assumed Liabilities or (y) prevents, materially delays or materially impedes Sellers’ ability to consummate the transactions contemplated by the Acquisition Agreements, other than any Effect arising out of or resulting from, individually or in the aggregate: (a) any Effect affecting the economy of the United States generally, including changes in the United States or foreign credit, debt, capital, currency, trade or financial markets (including changes in interest or exchange rates) or the economy of any town, city, region, state or country (including in which the Facilities operate), or other general economic, political or regulatory conditions globally or in any jurisdiction; (b) the taking of any action (or the omission of taking any action) by Sellers or its Affiliates as expressly required by this Agreement or the taking of any action (or the omission of taking any action) at the written request of or with the written consent of Buyer; (c) earthquakes, hurricanes, tornadoes, floods, other natural disasters and weather-related events, pandemics or epidemics (including the COVID-19 pandemic), Orders to shut-down or stay-at-home (including any COVID-19 measures), natural disasters or global, national or regional political conditions, including actual or threatened hostilities, military actions, political instability, sabotage, cyber-attack, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof; (d) changes or proposed changes in applicable Law or GAAP or the interpretation thereof; or (e) any failure to meet any internal or published projections, forecasts or predictions in respect of financial performance (it being understood that any underlying facts giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a “Material Adverse Effect”); provided, however, that, with respect to the foregoing clauses (a), (c), (d) and (e), such Effect shall only be excluded to the extent such Effect does not have a disproportionate impact on the Business, the Facilities or on the Purchased Assets or Assumed Liabilities, in each case, relative to those of other Persons engaged in the industries and markets in which Sellers conduct their business.

“Material Supplier” has the meaning set forth in Section 3.19.

“Oat Base” means the oat base which serves as the principal ingredient for all of Sellers’ products.

“Oat Base Assets” means all trade secrets, formulas, and processes of Sellers and their Affiliates used to produce the Oat Base, as well as the equipment, hardware and software (including information technology assets) furniture, fixtures, supplies, and leasehold improvements and capital expenditures used exclusively in connection with the Oat Base Facilities, the production of the Oat Base, including the storage of Oat Base and the fibrous residue byproduct associated with the production of Oat Base.

“Oat Base Business” means Sellers’ business of producing Oat Base at the Oat Base Facilities.

“Oat Base Facilities” means the portion of the Facilities that are used exclusively in connection with Sellers’ production of Oat Base at the Ogden Facility (as set forth in the Sublease Agreement) and the DFW Facility.

“Oatly” has the meaning set forth in the preamble.

“Oatly Subsidiary” has the meaning set forth in the preamble.

“Ogden Facility” has the meaning set forth in the recitals.

“Order” means any writ, judgment, decree, injunction, ruling, determination, subpoena, edit, verdict, award, settlement, stipulation or similar order of any Governmental Authority, in each case whether temporary, preliminary, permanent or final.

“Organizational Documents” means, with respect to any Person, the formation and organizational documents of such Person (including any certificate of formation, articles of association or incorporation, bylaws, limited liability company agreement, operating agreement, partnership agreement or shareholders agreement).

“Parties” means Buyer and Sellers.

“Patents” means issued patents and patent applications.

“Permits” has the meaning set forth in Section 3.7(a).

“Permitted Lien” means (a) statutory liens for current Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business consistent with past practice relating to obligations not yet due or delinquent, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation) to the extent there is no default on the part of Sellers in connection therewith, (c) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities and (d) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not individually or in the aggregate materially interfere with the present use or occupancy of the Purchased Assets.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Pre-Closing Tax Period” means any taxable period (or the portion thereof) ending on or before the Closing Date.

“Purchase Price” means an amount equal to (a) the Base Purchase Price, plus (b) the Integrated Assets Value, plus (c) the DFW Amount.

“Purchased Assets” has the meaning set forth in Section 2.1(a).

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives of such Person.

“Restricted Period” means the period beginning on the Closing Date and continuing until the second (2nd) anniversary of the termination of the Co-Pack Agreement in accordance with the terms thereof (which date shall be extended by any period of time that the parties subject to the Co-Pack Agreement are in breach of their obligations under Section 5.13).

“Retained Employee” means those employees of the Company that will continue to be employed by the Company following the consummation of the transactions contemplated by this Agreement.

“Retained Names and Marks” means Sellers’ and their Affiliates’ right, title and interest in and to the name “OATLY” together with all variations thereof and all registered and unregistered trademarks, service marks, domain names, trade names, trade dress, corporate names and other identifiers of source containing or incorporating any of the foregoing as well as any and all other registered and unregistered trademarks, service marks, slogans, tag lines, domain names, and trade dress owned or licensed by Sellers and their Affiliates.

“RSUs” means Restricted Stock Units awarded to certain Facilities Employees pursuant to the Incentive Plan.

“Seller Indemnified Party” has the meaning set forth in Section 7.3.

“Seller Note” means the promissory note made to the order of Sellers in the initial principal amount of Twenty Million Dollars ($20,000,000.00) in substantially the form attached hereto as Exhibit B.

“Sellers” has the meaning set forth in the preamble.

“Shared Services Agreement” means that certain shared services agreement by and between Oatly Subsidiary and Buyer in substantially the form attached hereto as Exhibit C.

“Specified Courts” has the meaning set forth in Section 9.11(a).

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Straddle Period Tax Return” means any Tax Return relating to a Straddle Period.

“Sublease Agreement” means the sublease agreement between Buyer and Oatly Subsidiary substantially the form attached hereto as Exhibit D.

“Tax Return” means any return, declaration, report, statement, information statement and other document required to be filed with a Governmental Authority relating to Taxes.

“Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Third-Party Claim” has the meaning set forth in Section 7.5(a).

“Transfer Taxes” has the meaning set forth in Section 5.11(a).

“Transferred Contracts” has the meaning set forth in Section 2.1(a)(i).

“TSA” has the meaning set forth in Section 5.14.

“TSA Services” has the meaning set forth in Section 5.14.

“WARN” has the meaning set forth in Section 5.10(b).

Article II
PURCHASE AND SALE

2.1 Purchase and Sale of the Purchased Assets; Excluded Assets.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, assign, transfer, convey and deliver to Buyer all of their right, title and interest as of the Closing Date in and to the Purchased Assets, free and clear of all Liens, except for Permitted Liens, and Buyer, as applicable, shall purchase, acquire, accept and pay for the Purchased Assets. “Purchased Assets” means all of the assets, properties, rights, and claims, of every kind and nature and wherever located, whether tangible or intangible, real, personal, or mixed, owned, leased, or licensed by any Seller (other than the Excluded Assets), in each case to the extent relating primarily to, or primarily used or held for use in, the Business and the operation of the Facilities, including the following:

(i) except for Contracts relating to the incurrence of any Indebtedness or the placing of any Lien (other than Permitted Liens), all Contracts relating to the Business and the operation of the Facilities, including the Leases and those Contracts listed on Schedule 2.1(a)(i), to which any Seller is a party or by which any Seller is bound (collectively, the “Transferred Contracts”);

(ii) all prepaid expenses, deferred charges, advance payments, security deposits and other similar items primarily relating to or arising out of the Business and the operation of the Facilities;

(iii) all furniture, fixtures, machinery, equipment, forklifts and other vehicles and items of tangible property, including Consumables and replacement parts on hand for Furnishings & Equipment used or held for use in the Business and the operation of the Facilities, printers, computers, computer hardware, and other information technology assets, whether attached or unattached, in use or in storage, located at the Facilities but specifically excluding the Oat Base Assets, tangible personal property exclusively used to create the Oat Base, and vehicles owned by Sellers and used to transport finished goods from the Facilities (the “Furnishings & Equipment”);

(iv) all Permits held by Sellers for the operation and construction of the Facilities, to the extent transferable in accordance with applicable Law;

(v) all of Sellers’ rights under warranties and indemnities and all similar rights against third parties to the extent exclusively related to any Purchased Assets;

(vi) originals, or where not available, copies of all records, including maintenance files and production data, that exclusively relate to the Business, including all supplier lists, sales records, product specifications, engineering data, maintenance schedules and operating and production records;

(vii) all information technology and computer systems exclusively used by Sellers in the operation of the Facilities (collectively, the “Business IT Systems”);

(viii) to the extent permitted by applicable Law, all personnel, employee compensation and benefits records relating to Affected Employees;

(ix) all of the Know-How of Sellers to the extent exclusively used in the Business and the operation of the Facilities, but excluding all other Know-How, including, without limitation, any Know-How relating to the Oat Base Assets, the production of Oat Base and the operation of the Oat Base Facilities;

(x) any and all rights, claims and causes of action arising out of any of the Purchased Assets or Assumed Liabilities with respect to events occurring on or after the Closing Date; and

(xi) those assets set forth on Schedule 2.1(a)(xi).

(b) Notwithstanding the foregoing, the Purchased Assets shall not include any assets of the Sellers relating to, but not primarily used in, the operation of the Facilities, including, without limitation, the following enumerated assets (the “Excluded Assets”):

(i) Cash;

(ii) all Oat Base Assets, including, without limitation, (x) those Oat Base Assets located in Subleased Premises (as defined in the Sublease Agreement) as set forth on Schedule 2.1(b)(ii)(x) and (y) those Oat Base Assets not located within the Subleased Premises and set forth on Schedule 2.1(b)(ii)(y);

(iii) Inventory;

(iv) other than the Know-How referenced in Section 2.1(a)(ix), all Intellectual Property owned or used by Sellers or any Affiliate of Sellers as of the date hereof, including the Retained Names and Marks;

(v) vehicles owned by Sellers or their Affiliates and used to transport finished goods, but not including any vehicles included in the Furnishings & Equipment;

(vi) insurance policies and rights, claims or causes of action thereunder;

(vii) except to the extent included in the Purchased Assets, corporate books and records of internal corporate proceedings, Tax records, accounting records, work papers, internal reports and books;

(viii) all rights, claims and causes of action relating to any Excluded Asset or Excluded Liability or arising out of any of the Purchased Assets with respect to events occurring prior to the Closing Date (to the extent not related to an Assumed Liability);

(ix) the Contracts to which any Seller is a party, other than any Transferred Contract;

(x) all Employee Plans and the assets thereof; and

(xi) all rights of Sellers under this Agreement and the other Acquisition Agreements and the transactions contemplated hereby and thereby.

2.2 Assumption of Liabilities; Excluded Liabilities.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall assume and pay, discharge, perform or otherwise satisfy only the following Liabilities of Sellers (collectively, the “Assumed Liabilities”):

(i) all Liabilities associated with the Purchased Assets accruing on or after the Closing Date;

(ii) all Liabilities related to the ownership or use of the Purchased Assets on or after the Closing Date by Buyer;

(iii) all Liabilities related to or arising out of Buyer’s employment of the Affected Employees arising on or after the Closing Date, including all claims asserted by or on behalf of one or more Affected Employees accruing on or after the Closing Date;

(iv) all Liabilities of Sellers under the Transferred Contracts and Permits to be performed on or after the Closing Date (including the payment of money with respect to any obligation arising under any such Transferred Contract or Permit accruing on or after the Closing Date), except to the extent any such Liabilities, but for a breach or default by any of Sellers or their respective Affiliates, would have been paid, performed or discharged on or prior to the Closing Date or to the extent any such Liabilities relate to or arise out of any such breach or default; and

(v) all accounts payable of Sellers to third parties in connection with the Purchased Assets, including Inventory and the DFW Facility construction, that remain unpaid as of the Closing Date and the payment of which is not delinquent, except to the extent any such Liabilities, but for a breach or default by any of Sellers or their respective Affiliates, would have been paid, performed or discharged on or prior to the Closing Date or to the extent any such Liabilities relate to or arise out of any such breach or default.

(b) Notwithstanding the provisions of Section 2.2(a) or other provision of this Agreement to the contrary, it is expressly understood and agreed that Buyer does not assume nor shall it be liable or responsible to pay, perform or discharge any Liabilities of Sellers or any of their Affiliates of any kind or nature other than the Assumed Liabilities, including (the “Excluded Liabilities”):

(i) all Liabilities relating to or arising out of the manufacture, marketing, sale, or distribution of the products manufactured at the Facilities prior to the Closing, whether arising under warranty, contract, equity, tort, strict liability, product liability, statute or otherwise;

(ii) all Liabilities relating to or arising out of any claims, causes of action, or Actions relating to or arising out of the operation of the Facilities or the ownership of the Purchased Assets prior to the Closing;

(iii) any Indebtedness of Sellers or any of their Affiliates;

(iv) any Liabilities relating to an Excluded Asset;

(v) except as set forth in Section 5.10, any Liabilities related to or arising out of any Seller’s employment of the Affected Employees, to the extent arising prior to the Closing Date;

(vi) any Taxes (i) of Sellers and any of their Affiliates, whether arising before, on, or after the Closing Date, (ii) relating to the Purchased Assets or the Business that are attributable to any taxable period (or portion thereof, as determined pursuant to Section 5.11(c)) ending on or prior to the Closing Date, or (iii) that are Transfer Taxes required to be borne by Sellers pursuant to Section 5.11(a);

(vii) all Liabilities relating to or arising out of any Contracts of Sellers and their respective Affiliates that are not Transferred Contracts, including any Liabilities relating to or arising from the termination or breach of any such Contract

(viii) the outstanding purchase orders set forth on Schedule 3.6(h)(1.3) and Schedule 3.6(h)(2) of the Disclosure Schedules; and

(ix) any Liabilities of Seller under this Agreement and the other Acquisition Agreements and the transactions contemplated hereby and thereby.

2.3 Payment of Purchase Price. In consideration for the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer, at the Closing, Buyer shall pay to Sellers the Purchase Price as follows:

(a) Sellers shall receive a credit in an amount equal to the Integrated Assets Value for the Ogden Facility as prepayment for Sellers’ future right to use the Integrated Assets for so long as the Shared Services Agreement for the Ogden Facility is in effect, and Sellers shall receive a credit in an amount equal to the Integrated Assets Value for the DFW Facility as prepayment for Sellers’ future right to use the Integrated Assets for so long as the Shared Services Agreement for the DFW Facility is in effect;

(b) Sellers shall receive a credit in the amount of the DFW Amount, as prepayment for Sellers’ allocated share of capital expenditures for future Joint Matters (as defined in Exhibit 5.6) in connection with the construction and development of the DFW Facility (as contemplated in Exhibit 5.6);

(c) Deliver to Sellers the Seller Note; and

(d) an amount in cash, by wire transfer of immediately available funds, equal to the Purchase Price minus (i) the amounts set forth in Section 2.3(a) and Section 2.3(b) above and (ii) the amount of the Seller Note, to one or more accounts which shall have been designated by the Sellers at least two (2) Business Days prior to the Closing Date; and

(e) assume the Assumed Liabilities.

2.4 Closing. The sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place via electronic exchange of signatures no earlier than thirty (30) days following the date hereof and no later than three (3) Business Days after the conditions set forth in Article VI have been satisfied or waived by Buyer and Sellers (excluding the conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing or the waiver of such conditions by the Party or Parties entitled to the benefit thereof) or on such other date, and at such other time and place, as may be agreed in writing by Buyer and Sellers. The date on which Closing occurs is referred to in this Agreement as the “Closing Date”. Notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to have occurred and be effective as of 12:01 a.m. (Eastern Time) on the Closing Date (the “Closing Time”).

2.5 Allocation of Purchase Price. Sellers and Buyer agree that the Purchase Price and any other amounts payable by Buyer to Sellers in respect of the Purchased Assets pursuant to this Agreement (and any assumed Liabilities and other items as determined for U.S. federal income Tax purposes) will be allocated among the Purchased Assets for all Tax purposes in accordance with their respective fair market values pursuant to an allocation schedule prepared by Sellers and delivered to Buyer no later than thirty (30) days after the Closing Date in accordance with Section 1060 of the Code, the Treasury Regulations promulgated thereunder and the methodology set forth on Schedule 2.5 attached hereto (the “Allocation Schedule”). Buyer shall, within thirty (30) days after receipt of Sellers’ determination of the Allocation Schedule, provide written notice to Sellers if Buyer disagrees with Sellers’ determination, and if Buyer does not so provide written notice to Sellers within such thirty (30) day period, the Allocation Schedule shall be final and binding on the Parties. If Buyer provides written notice to Sellers that Buyer disagree with the

Allocation Schedule and Sellers do not accept Buyer’s comments, Buyer and Sellers shall make a good faith effort to resolve any such dispute. Except as may be required by applicable Law, the Parties will: (i) file or cause to be filed all Tax Returns (including IRS Form 8594) in a manner consistent with the Allocation Schedule (as determined pursuant to this Section 2.5); and (ii) not take any action inconsistent therewith. Any adjustments to the Purchase Price or other amounts payable by Buyer to Sellers pursuant to this Agreement subsequent to the initial delivery of the Allocation Schedule by Buyer to Sellers shall be reflected in amendments to the Allocation Schedule in a manner consistent with Treasury Regulation Section 1.1060-1(c).

2.6 Prorations. At Closing, Buyer and Sellers shall reimburse each other, as appropriate, for all personal property Taxes, if any, and utility expenses and assessments related to any tangible personal property and the Leased Real Property included in the Purchased Assets, which shall be prorated on the basis of the number of days of the relevant time period which have elapsed through the Closing, with Sellers being responsible for that portion relating to the period prior to and as of the Closing Date and Buyer being responsible for that portion relating to the period after the Closing Date. At Closing, Buyer shall reimburse Sellers for any security deposits paid by Sellers pursuant to the terms of the Leases.

2.7 Withholding. Buyer shall be entitled to deduct and withhold from any amounts payable under this Agreement, including the Purchase Price, such amounts as may be required to be deducted and withheld from or with respect to such payments under the Code or other applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and paid to (or deposited with) the appropriate Governmental Authority in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article III
REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Disclosure Schedules, Sellers hereby, jointly and severally, represent and warrant to Buyer as set forth below.

3.1 Organization. Each Seller is a corporation, duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each Seller has all requisite corporate power and authority to own, lease and operate its assets (including the Purchased Assets) and to carry on its business at the Facilities as it is now being conducted and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2 Authority. Each Seller has the power and authority to execute and deliver this Agreement and each of the other Acquisition Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Seller of this Agreement and each of the other Acquisition Agreements to which it is a party and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of such Seller. This Agreement and each of the other Acquisition Agreements to which each Seller is a party have been duly executed and delivered by such Seller and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement and each of the other Acquisition Agreements to which such Seller is a party constitute, the legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

3.3 No Conflict; Required Filings and Consents.

(a) Except as set forth on Schedule 3.3(a), the execution, delivery and performance by each Seller of this Agreement and each of the other Acquisition Agreements to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not violate, conflict with, result in a breach, cancellation, or termination of, constitute a default under, result in the creation of any Lien on any of the Purchased Assets, or result in a circumstance that, with our without notice or lapse of time or both, would constitute any of the foregoing under (i) the Organizational Documents of such Seller, (ii) any Law applicable to such Seller or by which any of the Purchased Assets is bound or affected, (iii) any Transferred Contract to which Seller is a party or by which Seller, or any of their respective properties or assets is bound, nor do any of the foregoing in this clause (iii) require any consent, approval or authorization of, or filing with or notification to, any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, result in any obligation or loss of a benefit under, allow the imposition of any fees or penalties under, give rise to any increased guaranteed, accelerated or additional rights or entitlements of any Person under any Transferred Contract, (iv) any Permit, including Environmental Permit, held by such Seller, except in the case of each of clauses (ii), (iii) and (iv), where such violation, conflict, breach, cancellation, termination or default has not had and would not reasonably be expected to have, individually or in the aggregate, a material detrimental effect on the Business.

(b) Neither Seller is required to file, seek or obtain any notice, authorization, approval, Order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by such Seller of this Agreement or any other Acquisition Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby, except where such failure to obtain such consent, approval, authorization or action, or to make such filing or notification, has not had and would not reasonably be expected to have, individually or in the aggregate, a material detrimental effect on the Business.

3.4 Title; Sufficiency and Condition of Assets. Sellers have good and valid title to, own and lawfully possess, or have a valid leasehold interest in, all of the Purchased Assets, free and clear of all Liens, except Permitted Liens. The Purchased Assets constitute all of the properties and assets used in or necessary to conduct the Business as currently conducted. None of the Excluded Assets are material to the Business. Except as set forth on Schedule 3.4, the tangible Purchased Assets, including the Furnishings & Equipment, are (i) structurally sound, (ii) free of material defects, (iii) in good operating condition and repair, (iv) adequate for the uses to which they are being put, and (v) not in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

3.5 Inventory. The Inventory (i) is owned directly by Sellers and none of the Inventory is vested in any Affiliate of Sellers or any other Person, nor is any of the Inventory held by Sellers on consignment, (ii) except for defects in limited quantities consistent with normal industry standards and disclosed to the Buyer, the Inventory is in good, merchantable and usable condition, and (iii) is of quantity and a quality commercially usable and salable in the ordinary course of business, consistent with Sellers’ historical business practices.

3.6 Absence of Certain Changes. Except as expressly contemplated by this Agreement, from June 30, 2022 until the date hereof, Sellers have operated the Business and the Facilities in the ordinary course of business consistent with past practice in all material respects and there has not been any:

(a) effect that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) sale or any other disposition of any of the Purchased Assets except for any Purchased Assets having an aggregate value exceeding ten thousand dollars ($10,000);

(c) any material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting the Business or any material Purchased Asset that has not been repaired and is not now in good operational working order;

(d) cancellation of any debts or claims or amendment, termination or waiver of any rights constituting Purchased Assets, except in the ordinary course of business;

(e) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(f) write up or write down of any material Purchased Assets;

(g) acceleration, termination, material modification or amendment to or cancellation of any Transferred Contract or Permit; or

(h) agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

3.7 Compliance with Law; Permits.

(a) Except as set forth on Schedule 3.7(a), since the Look-Back Date, the Business has been and is operated, and Sellers own and have owned, or have had and have a valid leasehold interest in, and operate and have operated the Purchased Assets in compliance in all material respects with all Laws applicable to Sellers, the Business and the Purchased Assets. Since the Look-Back Date, neither Seller has received any written or, to the Knowledge of Sellers, oral notice from a Governmental Authority that Sellers are not, in respect of the Business or the Purchased Assets, in compliance with any applicable Law.

(b) Each Seller is in possession of all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, Orders, registrations, notices or other authorizations of any Governmental Authority necessary for the operation of the Facilities as currently conducted (the “Permits”). All Permits are in full force and effect and Sellers have performed all of their obligations under and are, and have been since the Look-Back Date, in material compliance with all such Permits. Sellers have not received any written or, to the Knowledge of Sellers, oral notification from any Governmental Authority (i) threatening to revoke, suspend or cancel any Permit used in connection with the Business at the Facilities or (ii) indicating or alleging that a Seller does not possess any Permit required to own, lease, and operate the Purchased Assets or to conduct the Business as currently conducted.

(c) No representation or warranty is made under this Section 3.7 with respect to Taxes, which are covered exclusively by Section 3.10.

3.8 Litigation. Except as set forth on Schedule 3.8, there is no, and since the Look-Back Date there has been no, material Action pending or, to the Knowledge of Sellers, threatened, by or against Sellers or any of their Representatives in connection with or arising out of any Purchased Assets or in respect of the Business. To the Knowledge of Sellers, there are no facts or circumstances which may give rise to any such Action. The operation of the Business in not, and since the Look-Back Date has not been, subject to any Order. There are no Actions pending or threatened by or any against any Seller with respect to this Agreement or the transactions contemplated by this Agreement.

3.9 Financial Statements and Records.

(a) Set forth in Schedule 3.9(a) are: the management financial statement dated September 30, 2022, as amended to reflect the current accounts relating thereto, dated November 30, 2022 (the foregoing, collectively, the “Financial Statements”). The Financial Statements (i) are correct in all material respects, and (ii) present fairly, in all material respects, the financial condition and results of operations of the Business as of the respective dates thereof.

(b) The Sellers do not have any Liabilities solely relating primarily to the Business and the operation of the Facilities, except: (i) such Liabilities reflected on, or reserved against in, the Financial Statements; (ii) such Liabilities that have arisen since the date of the Financial Statements in the ordinary course of business consistent with Sellers’ past practice, none of which is a Liability resulting from or arising out of any breach of contract, breach of warranty, tort, infringement, misappropriation, or violation of Law; and (iii) such Liabilities set forth in Schedule 3.9(b).

3.10 Taxes.

(a) Except as set forth on Schedule 3.10, (i) all Tax Returns required to have been filed by either Seller with respect to the Purchased Assets or the Business have been timely filed (taking into account any extension of time to file granted or obtained) and each such Tax Return is accurate in all material respects, (ii) all Taxes owed by Sellers in respect of the Purchased Assets or the Business, whether or not shown to be payable on such Tax Returns, have been fully and timely paid, (iii) there are no Tax Liens on the Purchased Assets or the Business (other than Permitted Liens), and (iv) no Seller is a party to or bound by, nor has it any obligation under, any Tax sharing or similar agreement or arrangement.

(b) None of the Tax Returns or other Tax filings of Sellers in respect of the Purchased Assets or the Business has ever been audited or investigated by any Governmental Authority. No proceeding by any Governmental Authority is pending or, to the Knowledge of Sellers, threatened with respect to Taxes of Seller in respect of the Purchased Assets or the Business. No position has been taken on any Tax Return of Sellers in respect of the Purchased Assets or the Business for a taxable year for which the statute of limitations for the assessment of any Tax with respect thereto has not expired that is contrary to any publicly announced position of a Governmental Authority or that is substantially similar to any position which a Governmental Authority has successfully challenged in the course of an examination of a Tax Return of Sellers in respect of the Purchased Assets or the Business.

(c) Sellers have complied in all material respects with all applicable Laws relating to the reporting, payment, and withholding of Taxes in respect of the Purchased Assets or the Business and Sellers have timely withheld all Taxes which Sellers are required by Law to withhold or collect in respect of the Purchased Assets or the Business, including sales and use taxes, goods and services taxes. All amounts required to be withheld for Taxes of any employee, independent contractor, creditor, customer, or other Person in respect of the Purchased Assets or the Business have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Authorities. All information returns required to be filed by Sellers in respect of the Purchased Assets or the Business have been filed, and all statements required to be furnished to payees by Sellers in respect of the Purchased Assets or the Business have been furnished to such payees, and the information set forth in such information returns and statements is accurate and complete.

(d) Neither Seller is a “foreign person” as defined in section 1445(f)(3) of the Code.

(e) None of the Purchased Assets includes interests in a joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income Tax purposes.

(f) No power of attorney related or attributable to any Taxes is currently in effect with respect to the Purchased Assets or the Business.

(g) Sellers have not granted or been requested to grant any waiver of any statutes of limitations applicable to any claim for Taxes related to the Purchased Assets or the Business, and Sellers have not requested or been granted an extension of the time for filing any Tax Return related to the Purchased Assets or the Business.

(h) No claim has been made by a Governmental Authority in a jurisdiction where Tax Returns with respect to the Purchased Assets or the Business are not filed asserting that either Seller is or may be subject to Tax in that jurisdiction. Sellers are not subject to taxation nor do they have any Tax filing obligations with respect to the Purchased Assets or the Business in any jurisdiction outside of the United States.

(i) Sellers have not requested or received a ruling from any Governmental Authority or signed a closing or other agreement with any Governmental Authority with respect to the Purchased Assets or the Business which would impact the amount of Taxes due from Buyer after the Closing Date.

3.11 Material Contracts.

(a) Complete and accurate copies of all written Transferred Contracts, or summaries of the material terms of all unwritten Transferred Contracts, have been made available to Buyer. With respect to each Transferred Contract:

(i) each Transferred Contract is legal, valid and binding on such Seller and, to the Knowledge of Sellers, the other parties thereto, enforceable in accordance with the terms thereof;

(ii) each Transferred Contract is in full force and effect;

(iii) no Seller is in default or breach under any Transferred Contract, and no Seller has received any written notice of a claimed breach;

(iv) no Seller has waived any of its rights under any Transferred Contract;

(v) no Seller has received any written notice of termination of any Transferred Contract, nor has any Seller received any written notice of any facts or events that could reasonably be expected to result in any such termination;

(vi) none of the rights of Sellers under the Transferred Contracts have been or will be impaired in any respect by the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement; and

(vii) to the Knowledge of Sellers, no other party to any Transferred Contract has breached or is in default thereunder and there does not exist any event or condition that, with or without the lapse of time or the giving of notice, would become such a breach or default or would cause the acceleration or any obligation thereunder.

(b) With respect to each Transferred Contract that relates primarily to the DFW Facility, Schedule 3.11(b) states the amounts that have been paid to date under each such Transferred Contract. Such Transferred Contracts are the only Transferred Contracts under which payments are owed in respect of the DFW Facility.

3.12 Real Property.

(a) Schedule 3.12 sets forth each parcel of real property leased by Sellers and used in or necessary for the operation of the Facilities (together with all rights, title and interest of either Seller in and to leasehold improvements relating thereto, including security deposits, reserves or prepaid rents paid in connection therewith, collectively, the “Leased Real Property”). Sellers have made available to Buyer a true and complete list of all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions renewals, guarantees and other agreements with respect thereto, pursuant to which Sellers hold any Leased Real Property (collectively, the “Leases” and individually a “Lease”). With respect to each Lease: (i) such Lease is valid, binding, enforceable and in full force and effect and free of all Liens except Permitted Liens, and, to the Knowledge of Sellers, each Seller enjoys peaceful and undisturbed possession of the Leased Real Property; (ii) no Seller is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute a breach or default by such Seller; (iii) each Seller has paid all rent currently due and payable under such Lease; (iv) neither Seller has received nor given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by such Seller under any of the Leases and, to the Knowledge of Sellers, no other party is in default thereof, and no party to any Lease has exercised any termination rights with respect thereto; (v) no Seller has subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof; (vi) no Seller has pledged, mortgaged or otherwise granted a Lien on its leasehold interest in any Leased Real Property and (vii) no brokerage commissions are due and payable, or will become due and payable, with respect to any Leased Real Property.

(b) The improvements on the Leased Real Property are structurally sound and none of the improvements are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. To the Knowledge of Sellers, there are no defects to the improvements located on the Leased Real Property and all such items are in good operating condition and repair. Except as described on Section 3.12, all obligations of the landlord under the Leases to construct tenant improvements under the Leases have been performed in full and all monetary concessions from the landlord under the Leases have been paid in full. With respect to each Leased Real Property, the Sellers have not received written notice of any pending or threatened condemnation or eminent domain proceedings or their local equivalent affecting or relating to such Leased Real Property.

3.13 Intellectual Property.

(a) The operation of the Ogden Facility, but excluding the portion of the Ogden Facility that is exclusively used in connection with Sellers’ production of Oat Base, as currently and formerly conducted by Sellers does not infringe, misappropriate, misuse or otherwise violate, and has not, infringed, misappropriated, misused or otherwise violated, any Intellectual Property of any Person. Sellers have not received any written notice or assertion from any Person alleging any such infringement, misappropriation, misuse, or other violation.

(b) Sellers have taken reasonable security measures in accordance with generally-accepted industry standards and applicable Law, and in any event no less than reasonable measures, against unauthorized disclosure, to protect the secrecy and confidentiality of the trade secrets, and confidential and proprietary information used in the Ogden Facility, but excluding the portion of the Ogden Facility that is exclusively used in connection with Sellers’ production of Oat Base, including entering into appropriate written confidentiality agreements, or binding obligations of confidentiality, with any Persons with access to such information, and, to the Knowledge of Sellers, no such information has been disclosed or otherwise accessed by any unauthorized Person or used in any unauthorized manner.

3.14 Environmental Matters.

(a) The operations of Sellers with respect to the Facilities and the Purchased Assets are and have been in material compliance with all Environmental Laws. Seller has not received from any Person, with respect to the Facilities or the Purchased Assets, any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending, threatened in writing or otherwise unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b) Sellers have obtained and are in material compliance with all Environmental Permits required for Sellers to operate the Facilities as currently conducted, and all such Environmental Permits are in full force and effect. Seller has not received from any Governmental Authority any written notice threatening or seeking to withdraw, revoke, terminate, suspend or adversely renew, amend or modify any of the Environmental Permits for the Facilities.

(c) Neither Sellers nor, to the Knowledge of Sellers, any other Persons have caused or contributed to any Release of Hazardous Materials on the Leased Real Property or with respect to the Facilities (i) in contravention of Environmental Law; (ii) in an amount requiring cleanup or reporting under Environmental Law; or (iii) in a manner that would reasonably be expected to give rise to Liability under Environmental Law. Sellers have not received any Environmental Notice that any of the Purchased Assets or Leased Real Property has been contaminated with any Hazardous Material that would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Sellers.

(d) Sellers have not placed or stored any Hazardous Material on, in or under the Leased Real Property except in accordance with Environmental Laws and prudent industry practices, or installed any underground storage tanks on any of the Leased Real Property.

(e) To the Knowledge of Sellers, there are no existing facts, events or conditions that would reasonably be expected to result in material capital expenditure after the Closing Date with respect to the Facilities and Purchased Assets to comply with Environmental Law or otherwise to prevent, hinder or limit the ability to operate the Facilities and Purchased Assets in material compliance with Environmental Law after the Closing Date.

(f) Sellers have made available to Buyer copies of all environmental audits, assessments, investigations, reports, and other material environmental documents relating to the Facilities and the Purchased Assets that are in the possession, custody or control of Sellers or any of their Representatives.

(g) The representations and warranties set forth in this Section 3.14 are the Sellers’ sole and exclusive representations and warranties regarding environmental matters.

3.15 Employment Matters.

(a) Sellers have delivered to Buyer a list of all persons who are employees employed by Sellers exclusively at either the Ogden Facility or DFW Facility as of the Effective Date of this Agreement, but excluding the Retained Employees (the “Facilities Employees”), including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date; (iv) whether full-time or part-time and whether exempt or non-exempt; (v) whether covered by the terms of a collective bargaining or similar agreement or an employment or independent contractor agreement; (vi) whether absent from active employment and if so, the date such absence commenced, the reason for such absence, and the anticipated date of return to active employment; (vii) annual salary, hourly rate or fee arrangement, and if applicable, bonus target or other incentive compensation and (viii) accrued but unused vacation or paid time off.

(b) Neither Seller is a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of the employees. Since the Look-Back Date, there has not been, nor, to the Knowledge of Sellers, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Facilities Employees.

(c) Sellers are in material compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to the Facilities Employees, including all Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, immigration and unemployment insurance. All Facilities Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified in all material respects. All independent contractors and consultants providing personal services to the Sellers have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits. There are no Actions against Sellers pending, or to the Knowledge of Sellers, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former Facilities Employee, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wages and hours or any other employment related matter arising under applicable Laws.

(d) The Sellers have investigated or reviewed all sexual harassment or other harassment, discrimination or retaliation allegations (that were made in writing, orally to a member of management or human resources personnel) of which it had knowledge since the Look-Back Date with regards to the Facilities Employees. With respect to each such allegation with potential merit, the Sellers have taken corrective action that is reasonably calculated to prevent further improper action

(e) A Form I-9 has been completed and retained with respect to each current Facilities Employee and, where required by law, former Facilities Employees. Sellers have not been the subject of any audit or other action, suit, proceeding, claim, demand, assessment or judgments nor, to the Knowledge of Sellers, have Sellers been the subject of an investigation, inquiry or other any audit or other action, suit, proceeding, claim, demand, assessment or judgments from the U.S. Department of Homeland Security, including the Immigration and Customs Enforcement, (or any predecessor thereto, including the U.S. Customs Service or the Immigration and Naturalization Service) or any other immigration-related enforcement proceeding.

3.16 Employee Benefits.

(a) Schedule 3.16 contains a true and complete list of all Employee Plans and indicates (i) each Employee Plan that covers any Facilities Employee or any former employee at the Facilities, or any other current or former service provider with respect to the Facilities (the “Facilities Employee Plans”) and (ii) whether such Facilities Employee Plan is provided by a Professional Employer Organization.

(b) Each Facilities Employee Plan has been maintained, operated, funded, and administered in all material respects in accordance with its terms and with the applicable plan documents, applicable laws, statutes, orders, rules and regulations, including, but not limited to, ERISA and the Code. There are no proceedings, actions, investigations, audits or claims (other than routine claims for benefits) pending or threatened with respect to any Facilities Employee Plan.

(c) Each Facilities Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter with respect to the qualified status of such plan and the tax-exempt status of each trust established thereunder, and there are no existing facts, circumstances or events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan or the tax-exempt status of any such trust.

(d) No Employee Plan provides death, medical or other welfare-type benefits (whether or not insured), with respect to any current Facilities Employees or former employees at the Facilities or any other current or former service providers at the Facilities (or their dependents) beyond their termination of employment or service with such Seller, other than coverage mandated by applicable law the cost of which is fully paid by the covered individual.

(e) No Employee Plan covering or formerly covering Facilities Employees or former employees at the Facilities is or was (i) a “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a multiemployer plan (as defined in ERISA Section 3(37)), (iii) a multiple employer plan (within the meaning of Code Section 413(c)), or (iv) a multiple employer welfare arrangement (as defined in ERISA Section 3(40)). No liability under Title IV of ERISA, including any liability to the Pension Benefit Guaranty Corporation, has been otherwise incurred by Sellers that has not been satisfied in full, and no condition exists that could reasonably be expected to present a material risk to Sellers incurring a material liability thereunder.

(f) No Seller or third party has engaged in a prohibited transaction with respect to any Facilities Employee Plan in connection with which such Seller or third party reasonably could be subject to either a material civil penalty accessed pursuant to Section 409, 502(i) or 502(l) of ERISA or a material Tax imposed pursuant to Section 4975 of the Code. Each Seller has complied with the requirements of COBRA set forth in Code Section 4980B and ERISA Section 601 et seq., and all applicable regulations and rulings with respect to COBRA.

(g) No Liability with respect to any Employee Plan could reasonably be expected to become a liability of Buyer.

(h) With respect to each Facilities Employee Plan, Sellers have made available to Buyer (i) a summary plan description, as applicable, or to the extent not applicable, a detailed written summary, (ii) all other material documents pursuant to which such Facilities Employee Plan is maintained, funded and administered, and (iii) the most recent determination letter received from the Internal Revenue Service. With respect to RSUs awarded to any Facilities Employee, Seller has made available to Buyer a table setting forth the number of RSUs and other pertinent information, including the vesting terms and vested status thereof. No Facilities Employees have any outstanding awards pursuant to the Incentive Plan other than RSUs, all of which have been disclosed to Buyer.

3.17 Insurance Policies. Schedule 3.17 sets forth a correct list of all policies of fire, liability, medical, workers’ compensation, title, and other forms of insurance owned or held by Sellers and applicable to the Business or the Purchased Assets (collectively, the “Insurance Policies”). Sellers have provided to Buyer correct copies of all of the Insurance Policies. All of the Insurance Policies are valid, in full force and effect, and enforceable, all premiums thereunder have been paid in full, and no notice of cancellation or termination has been received by any Seller with respect to any of the Insurance Policies. Sellers are and have been in compliance with all such Insurance Policies. Taken together, the Insurance Policies (a) provide adequate insurance coverage for the Purchased Assets and the operation of the Business for all risks normally insured against by a Person carrying on the same business or businesses as the Business and for all risks to which the Business is normally exposed and (b) are sufficient for compliance with all (i) applicable Laws and (ii) Transferred Contracts. Schedule 3.17 also sets forth a correct list of all claims which have been made by or on behalf of the Business since the Look-Back Date under any of the Insurance Policies, including any claims that are currently pending.

3.18 Information Technology.

(a) All Business IT Systems have been properly maintained, in all material respects, by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with prudent industry standards, to ensure proper operation, monitoring, and use. The Business IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the Business as currently conducted and proposed to be conducted. Sellers have in place a commercially reasonable disaster recovery program, including providing for the regular back-up and prompt recovery of the data and information, necessary to the conduct of the Business (including such data and information that is stored on magnetic or optical media) without material disruption to, or material interruption in, the conduct of the Business.

(b) Sellers have established, maintain, and are in material compliance with a written information security program covering the Business that (i) complies with all applicable privacy Laws, industry best practices, and applicable internal and public-facing privacy policies; (ii) includes and incorporates all administrative, technical, and physical security safeguards that are reasonable and appropriate to preserve the security, confidentiality, availability, and integrity of transactions, confidential or proprietary data of the Business and personal data in Sellers’ possession or control; and (iii) are designed to protect against unauthorized use, access, interruption, modification, or corruption of such data, the Business IT Systems and the systems of any third party service providers that have access to any such data or Business IT Systems.

(c) The Business IT Systems are sufficient for the current needs of the Business, including as to capacity and ability to process current peak volumes in a timely manner. Since the Look-Back Date, there has been no (i) material disruption, interruption, outage, or continued substandard performance affecting any Business IT System; (ii) to the Knowledge of Sellers, data security breach or other unauthorized use, access, interruption, modification, or corruption of any Business IT System; or (iii) to the Knowledge of Sellers, complaints from, notices from, Actions conducted, or claims asserted by any Person, including any Governmental Authority, against Sellers regarding (A) any actual or alleged security breach or other unauthorized use, access, interruption, modification, or corruption of any such data or any such Business IT System; (B) the collection or use of any such data; or (C) any violation of applicable privacy Laws or privacy policies.

3.19 Material Suppliers. Schedule 3.19 sets forth a correct list of the top ten (10) suppliers and vendors to Sellers in respect of the Business at the Ogden Facility (based on total amount purchased from such supplier or vendor) for the year ended December 31, 2021, and for the nine (9)-month period ended September 30, 2022 (each, a “Material Supplier”), showing the total amount of purchases by Sellers in respect of the Business from each such Material Supplier during the applicable period and the percentage of the total amount of purchases by Seller in respect of the Business represented by such purchases. Since the Look-Back Date, there has been (a) no adverse change in the business relationship, or any material dispute, between any Seller and any Material Supplier, (b) no change in any material term or condition of any Transferred Contract with any Material Supplier, and (iii) no indication that any Material Supplier intends to reduce its sales to the Business or that any Material Supplier intends to terminate, not renew, or materially amend the terms and conditions of any Transferred Contract with a Seller. Since the Look-Back Date, no Material Supplier has made any breach of contract, indemnification, or similar claim against any Seller in respect of the Business.

3.20 Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement or any other Acquisition Agreement based upon arrangements made by or on behalf of Sellers.

Article IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer and Buyer Parent, hereby, jointly and severally, represent and warrant to Sellers as set forth below.

4.1 Organization. Buyer is a duly formed or incorporated, validly existing and in good standing under the Laws of the state of its formation and has all requisite organizational power and authority to own, lease and operate its assets and to carry on its business as it is now being conducted and as is proposed to be conducted after the Closing Date and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

4.2 Authority. Buyer has the power and authority to execute and deliver this Agreement and each of the other Acquisition Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and each of the other Acquisition Agreements to which it is a party and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary organizational action of Buyer. This Agreement and each of the other Acquisition Agreements to which Buyer is a party have been duly executed and delivered by Buyer, as applicable, and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement and each of the other Acquisition Agreements to which Buyer is a party constitute, the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

4.3 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by Buyer of this Agreement and each of the other Acquisition Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not, (i) conflict with or violate the Organizational Documents of Buyer, (ii) conflict with or violate any Law applicable to Buyer or by which any property or asset of Buyer is bound or affected, or (iii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent, approval or authorization of, or filing with or notification to, any Person pursuant to, or give to others any rights of termination, acceleration or cancellation of, result in any obligation or loss of a benefit under, allow the imposition of any fees or penalties under, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person under any material contract or agreement to which Buyer is a party, except, in the case of clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect or that arise as a result of any factors or circumstances relating to Sellers or any of their respective Affiliates.

(b) Buyer is not required to file, seek or obtain any notice, authorization, approval, Order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Buyer of this Agreement or any other Acquisition Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

4.4 Buyer’s Investigation and Reliance.

(a) Buyer has conducted such investigation of the Facilities as it has deemed necessary in order to make an informed decision concerning the transactions contemplated hereby. Buyer has reviewed all of the documents, records, reports and other materials furnished by or on behalf of Sellers or identified in the Disclosure Schedules hereto and are familiar with the content thereof. Buyer acknowledges that it has had an opportunity to ask questions of the applicable officers and management of Sellers and that it has been given access to and have visited and examined the Facilities and are familiar with the condition thereof. Except for the representations and warranties provided in Article III of this Agreement, in all matters affecting the condition of the properties and assets and the contents of the documents, records, reports or other materials in connection with the transactions contemplated hereby, Buyer is relying upon the advice and opinion offered by its agents, Representatives, experts and consultants.

(b) In connection with Buyer’s investigation of the Facilities, Buyer has received from Sellers and their Affiliates, Representatives, advisors and agents certain projections, forecasts and other forward looking information, including projected financial statements, projected cash flow items, future business plans and other forward-looking data related to the Business and/or prospects. Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans and, accordingly, is not relying on them, (ii) is familiar with such uncertainties and are taking full responsibility for making their own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to them, and (iii) shall not have any claim against anyone with respect to any of the foregoing. Accordingly, notwithstanding any other provision of this Agreement to the contrary, Buyer acknowledges that none of Sellers, their respective Affiliates, Representatives, advisors or agents has made any representation or warranty with respect to such future projections and other forward-looking information, data, forecasts and plans.

4.5 Exclusivity of Representations and Warranties. Except for the representations and warranties contained in Article III, Buyer acknowledges that neither Seller nor any other Person on behalf of such Seller makes any other express or implied representations or warranties with respect to such Seller, the Business, the Facilities or their operations, assets, Liabilities, conditions (financial or otherwise) or prospects, and each Seller hereby disclaims any other such representations or warranties and Buyer acknowledges that it has not relied on any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Seller nor any other Person makes or has made on behalf of such Seller any representation or warranty to Buyer or any of its respective Affiliates with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Business or (b) except for the representations and warranties made by Sellers in Article III, any oral or written information presented to Buyer or its respective Affiliates or Representatives in the course of their due diligence investigation of the Business, the negotiation of this Agreement or the other Acquisition Agreements or in the course of the transactions contemplated hereby.

4.6 Financial Capability.

(a) Substantially in the from attached hereto as Exhibit E is a true, accurate and complete copy of the fully executed debt commitment letter dated as of the date hereof, including all amendments, exhibits, attachments, appendices and schedules thereto as of the date hereof (the “Commitment Letter”) from the Financing Sources party thereto, relating to the commitment of such Financing Sources, upon the terms and subject to the conditions set forth therein, with respect to the Financing; provided, however, that the provisions related to fees, “flex” provisions and other economic terms or commercially sensitive information in a copy of any fee letter delivered pursuant hereto may be redacted.

(b) Except as expressly set forth in the Commitment Letter, as of the date hereof there are (i) no conditions precedent to the obligations of the counterparties thereto to provide the full amount of the Financing, and (ii) no contingencies that would permit the parties thereto to modify the terms and conditions of the Financing. Other than the Commitment Letter and any related fee letters, as of the date hereof there are no other Contracts or other undertakings between any of the providers of the Financing and/or their respective Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, with respect to the Financing.

(c) As of the date hereof, assuming the conditions set forth in Section 6.1 are satisfied and the Financing is funded in accordance with the Commitment Letter, the Financing shall provide Buyer with acquisition financing on the Closing Date that, together with funds contributed by Buyer Parent, is sufficient to pay the aggregate consideration payable by Buyer on the Closing Date pursuant to Article II and all costs and expenses required to be paid by Buyer at the Closing.

(d) As of the Closing Date, the Commitment Letter (i) will be in full force and effect and will be a legal, valid, binding and enforceable obligation of Buyer and, to the knowledge of Buyer, the Financing Sources in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law), and (ii) has not been withdrawn or terminated or otherwise amended or modified in any respect, and no amendment or modification thereof is contemplated. As of the Closing Date, Buyer will have fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof. As of the Closing Date, neither Buyer nor, to the knowledge of Buyer, any other party to the Commitment Letter will be in default or breach of the Commitment Letter. As of the date hereof, assuming the conditions set forth in Sections 6.1(a), 6.1(b) and 6.1(d) are satisfied, Buyer has no reasonable reason to believe that the Financing will not be available in full on the Closing Date.

(e) Notwithstanding anything to the contrary in this Agreement, in no event shall the receipt or availability of any funds or the Financing by Buyer or any of its Affiliates or any other financing be a condition to any of Buyer’s obligations under this Agreement.

4.7 Financial Statements and Records; No Undisclosed Liabilities.

(a) Set forth in Schedule 4.7(a) is the audited consolidated balance sheet of Buyer Parent, together with the audited statements of income, statements of cash flow and statements of partners’ capital of Buyer Parent, for the fiscal year 2021 (the “Buyer Financial Statements”). The Buyer Financial Statements (i) have been prepared from the books and records of Buyer Parent in accordance with GAAP, consistently applied, (ii) are correct in all material respects, and (iii) present fairly, in all material respects, the financial condition and results of operations of the Buyer Parent’s business as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of the unaudited Buyer Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the absence of footnotes.

(b) The Buyer Parent does not have any Liabilities, except: (i) Liabilities reflected on, or reserved against in, the Buyer Financial Statements; (ii) Liabilities that have arisen since the date of the Buyer Financial Statements in the ordinary course of business consistent with Buyer’s past practice, none of which is a Liability resulting from or arising out of any breach of contract, breach of warranty, tort, infringement, misappropriation, or violation of Law; and (iii) Liabilities set forth in Schedule 4.7(b).

4.8 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Buyer and Buyer Parent shall be solvent and shall: (a) be able to pay its debts as they become due; and (b) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer, Buyer Parent, or Sellers. In connection with the transactions contemplated by this Agreement, Buyer and Buyer Parent has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

4.9 Litigation. There is no Action pending or, to the knowledge of Buyer, threatened against Buyer or Buyer Parent which would reasonably be expected to affect Buyer’s ability to perform its obligations under this Agreement or the Acquisition Agreements or otherwise impede prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Article V
COVENANTS

5.1 Pre-Closing Covenants.

(a) From the date hereof through the earlier of the termination of this Agreement or the Closing, except as otherwise permitted by this Agreement or consented to by Buyer in writing, Sellers shall:

(i) operate the Business in the ordinary course of business consistent with past practice;

(ii) use commercially reasonable efforts to preserve all of the Sellers’ certificates, Permits, and other authorizations and other rights issued by any Governmental Authority that are necessary to conduct and operate the Facilities in the ordinary course of business;

(iii) continue to (i) maintain the payment of accounts payable and pay such accounts payable or other liabilities of Sellers in connection with the operation of the Facilities on the due date when the same would have been paid in the ordinary course of business, and (ii) perform in all material respects all of its obligations under the Transferred Contracts;

(iv) maintain (i) the Purchased Assets in operating condition and repair for the purposes for which they are used, ordinary wear and tear excepted, consistent with past practices and (ii) equipment and Inventory at levels consistent with past practices;

(v) maintain in full force and effect the insurance policies currently maintained on the Purchased Assets (or policies providing substantially the same coverage);

(vi) fully comply with all applicable Laws and Permits, including all certification procedures and regulations.

(b) Without limiting the provisions of Section 5.1(a), from the date hereof through the earlier of the termination of this Agreement or the Closing, except (a) as otherwise permitted by this Agreement, or (b) as set forth on Schedule 5.1(b), Sellers shall not, without the prior written consent of Buyer, not to be unreasonably withheld:

(i) dissolve, liquidate, restructure, merge or consolidate any Seller;

(ii) modify, renew, terminate or assign any Transferred Contract to which such Seller is a party, or waive, release or assign any rights or claims thereunder, or violate any term of any such Transferred Contract (but excluding modifications in the ordinary course of business);

(iii) sell, assign, transfer, lease, license, mortgage, pledge, encumber (or otherwise create, incur or permit the creation or incurrence of any Lien on) or otherwise dispose of any of the Purchased Assets (other than asset sales, transfers or dispositions in the ordinary course of business, consistent with past practice);

(iv) hire any Facilities Employees (other than to fill vacancies for employees with annual base compensation below $100,000, and then only in the ordinary course of business), or terminate (except for cause) the employment of any Facilities Employee with annual base compensation in excess of $100,000.

(v) modify, cancel, surrender, terminate, or suspend, or knowingly suffer to exist any modification, cancellation, surrender, termination or suspension of any Permit, other than in the ordinary course of business consistent with past practice, unless such modification, cancellation, surrender, termination or suspension would have an adverse effect on the Business;

(vi) enter into, adopt, or engage in negotiations regarding any collective bargaining agreement or similar collective labor agreement or arrangement;

(vii) except as required by Law, change any of the policies, practices or procedures with respect to accounts payable (including any payment terms with respect to any vendor under any Transferred Contract);

(viii) settle or seek to dismiss any Action relating to the Business involving (A) one or more payments of damages aggregating in excess of $10,000, or (B) involving a finding or admission of a violation of Law;

(ix) terminate, amend, or fail to renew any material Insurance Policy, other than in the ordinary course of business;

(x) (A) except as required by applicable law, not amend, modify or terminate any Facilities Employee Plan or (B) enter into, establish, or adopt any new pension, retirement, incentive equity, stock option, stock purchase, phantom equity, savings, profit sharing, deferred compensation, consulting, bonus, severance, group insurance or other employee benefit plan or arrangement in respect of any Facilities Employee;

(xi) file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any audit or other proceeding relating to Taxes, surrender any right to claim a Tax refund or other reduction of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, in each case with respect to the Purchased Assets or the Business; or

(xii) enter into any agreement or otherwise commit to take any actions described in the foregoing clauses.

5.2 Third Party Consents. Sellers and Buyer shall each use their respective commercially reasonable efforts to cause the Closing to occur as promptly as practicable after the Effective Date of this Agreement, including taking all actions necessary or advisable to obtain all third party consents required for the Purchased Assets to be transferred and conveyed to Buyer as contemplated by this Agreement and shall cooperate with each other in obtaining such consents, including promptly providing the other party such financial reports and other information as are reasonably necessary to such consents. Without limiting the foregoing, Buyer shall use diligent, commercially reasonable efforts to establish a system for payroll administration and processing for the Affected Employees as promptly as practicable after the Effective Date of this Agreement.

5.3 Notification of Certain Matters; Disclosure Schedules Supplement.

(a) From the Effective Date of this Agreement, until the Closing Date, Sellers and Buyer shall give the other Parties hereto prompt written notice of: (a) any event, change or occurrence that (i) causes, or would reasonably be expected to cause, any representation or warranty of such Party set forth in this Agreement to be untrue or inaccurate in any material respect or (ii) causes, or would reasonably be expected to cause, such Party to fail to perform or comply with, in any material respect, any covenant or agreement of such Party in this Agreement; and (b) any Action commenced or, to the Knowledge of Sellers, threatened against or otherwise affecting such Party with respect to the transactions contemplated by the Agreement.

(b) From the Effective Date of this Agreement through the end of the day immediately prior to five (5) business days prior to the Closing Date (such period, the “Schedule Supplement Period”), Sellers shall have the right (but not the obligation) to supplement or amend the Disclosure Schedule with respect to any matter arising after the Effective Date by providing written notice thereof within the Schedule Supplement Period (each such timely notice, a “Schedule Supplement”).

(c) No such Schedule Supplement shall be deemed to cure any breach of the applicable representations and warranties, unless:

(i) such Schedule Supplement relates to an event or development that occurred on or after the Effective Date and only to the extent such event, condition, fact or circumstance underlying such Schedule Supplement did not involve or result from a material violation of law, tort or breach of contract on the part of Sellers; and

(ii) the event, condition, fact or circumstance underlying such Schedule Supplement has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(iii) Buyer elects not to exercise its termination remedy in connection with such Schedule Supplement, in which case, upon Closing, such Schedule Supplement will be effective to cure and correct for all other purposes any breach of, or inaccuracy in, any representation or warranty which would have existed if such Schedule Supplement had not been made.

5.4 Exclusivity. From the Effective Date of this Agreement until the Closing Date, Sellers shall not, and shall cause their respective Affiliates and Representatives not to, directly or indirectly, (a) solicit, initiate, or encourage the submission of any proposal or offer from any other Person relating to a potential transaction involving the direct or indirect sale or transfer (whether by asset sale or a change of control of a Seller) of any portion of the Purchased Assets, other than sales of inventory in the ordinary course of business consistent with past practice (a “Competing Transaction”), (b) participate in or continue any activities, discussions, or negotiations regarding a Competing Transaction, (c) provide information regarding the Business or any Purchased Asset to, or enter into or agree to enter into any letter of intent, agreement in principle or Contract with, any Person, other than Buyer and its Representatives, in connection with a possible Competing Transaction or (d) otherwise resolve, propose or agree to do any of the foregoing. Sellers shall, and shall cause their respective Affiliates and Representatives to, immediately cease any existing activities, discussions, and negotiations with any other Person with respect to any of the foregoing. Sellers shall immediately advise Buyer orally and in writing of the receipt by Sellers or any of its Representatives of any oral or written communication, proposal, offer, or inquiry from any other Person regarding a Competing Transaction, including the identity of the Person making the same and the material terms and conditions of any proposal or offer.

5.5 Access. From the Effective Date until the Closing Date, unless otherwise extended by Sellers in writing, Sellers shall (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Purchased Assets; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Facilities as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Sellers to cooperate with Buyer, in each case for the sole purpose of completing Buyer’s due diligence review of the Business; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Sellers, under the supervision of Sellers’ personnel and in such a manner as not to unreasonably interfere with the normal conduct of the Business or any other businesses of Sellers. Notwithstanding anything to the contrary in this Agreement, Sellers shall not be required to disclose any information to Buyer or any of its Representatives if such disclosure would, in Sellers’ reasonable determination: (x) cause any applicable attorney-client or attorney work product privilege to be waived; or (y) violate any Law applicable to Sellers or the Business; provided, however, that, in the event Sellers restrict disclosure under the foregoing clause (x) or clause (y), Sellers will take commercially reasonable steps to provide such information (or as much of it as shall be reasonably possible) solely to the extent doing so would not reasonably be expected to violate applicable Law or cause the waiver of such privilege. Prior to the Closing, without the prior written consent of Sellers, which may not be unreasonably withheld, conditioned or delayed, Buyer shall not (i) contact any suppliers to, or clients or customers of, Sellers or any of their subsidiaries or other affiliates, nor (ii) perform invasive or subsurface investigations of Sellers’ Leased Real Property. Buyer understands and agrees that no vendor, representative, consultant, or independent contractor of Sellers, any of their subsidiaries or other affiliates may be contacted by Buyer without the prior express written consent of Sellers. Buyer shall, and shall direct its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 5.5. Buyer shall be responsible for and shall indemnify Sellers for any and all damages caused to the Leased Real Property as a result of Buyer’s due diligence investigation.

5.6 Construction. As a material inducement to Seller’s execution of this Agreement and the Closing of transactions contemplated in this Agreement, Buyer agrees that Buyer will manage and oversee the completion of the DFW Facility in the manner set forth on Exhibit 5.6. In connection therewith, Buyer shall reasonably exercise the rights of Sellers under the DFW Facility construction contracts that are among the Transferred Contracts.

5.7 Retained Marks. Sellers are not conveying ownership rights or granting Buyer a license under this Agreement to use any of the Retained Names and Marks.

5.8 Confidentiality. Each of the Parties shall hold, and shall direct its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other Parties in connection with the transactions contemplated by the Acquisition Agreements pursuant to the Confidentiality Agreement, which shall continue in full force and effect.

5.9 Public Announcements. No Party shall, and each Party shall cause its respective Representatives not to, issue any press release or otherwise make any public statements or disclosures with respect to this Agreement, including the terms hereof, and the transactions contemplated hereby, except (a) with the prior written consent of each of Buyer and Sellers, (b) to the extent required by applicable Law or the rules of any securities exchange on which a Party’s or a Party’s Affiliates securities are traded, or (c) for announcements or disclosures by Buyer and its Affiliates to any such Person’s investors, potential investors, lenders and annual meeting invitees if such information is of a nature customarily conveyed to investors, potential investors, lenders and annual meeting invitees; provided, that in the case of any disclosure pursuant to the foregoing clause (c), the Party issuing such press release or making such public statement, announcement or disclosure shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on such release or statement in advance of its issuance and will consider in good faith the advice of such other Party or Parties with respect thereto.

5.10 Employee Matters.

(a) The employees of the Business who are employed by Sellers and who are listed on Schedule 5.10(a) are the “Affected Employees.”

(b) Buyer shall offer to hire and employ, effective as of 12:01 a.m. on the Closing Date, each Affected Employee (which for the avoidance of doubt, includes any such Affected Employees who are absent due to vacation, sick leave, family leave, short-term disability, long-term disability or other approved leave of absence as of such date who are expected to return to active employment no later than three (3) months after the Closing Date) in a position with substantially the same duties and responsibilities.

(c) As of the Closing, Sellers shall provide a true, complete, and correct list, by site of employment, of any and all Facilities Employees who, within ninety (90) days prior to the Closing Time, have experienced, or will experience, any employment loss or layoff as defined by the WARN Act. Sellers shall retain or assume all obligations and Liabilities for the provision of notice or payment in lieu of notice or any applicable penalties with respect to the Facilities Employees under such WARN Act or similar worker notification Laws arising as a result of actions taken by Sellers on or prior to the Closing Time. Buyer shall assume all obligations and Liabilities for the provision of notice or payment in lieu of notice or any applicable penalties with respect to the Affected Employees under such worker notification Laws arising as a result of actions taken by Buyer after Closing Time.

(d) Following the Closing Date, Buyer shall provide each Affected Employee with (i) a base salary or rate of pay, target annual cash incentive compensation opportunity and target long-term incentive compensation opportunity (or the value thereof) each no less favorable than those in effect for such Affected Employee immediately prior to the Closing Date; and (ii) employee benefits (including retirement, health and welfare and other material fringe benefits) that are substantially similar in the aggregate to those in effect for such Affected Employee immediately prior to the Closing Date, excluding any equity-based arrangements, post-retirement or other post-termination welfare benefits, and defined benefit pension plans.

(e) Nothing in this Section 5.10, express or implied, is intended to confer on any Person (including any Affected Employees and any current or former employees of Sellers or their respective Affiliates, as applicable), other than the parties hereto and their respective successors and assigns, any rights, benefits, remedies, obligations or liabilities (including any third-party beneficiary rights) under or by reason of this Section 5.10. Accordingly, notwithstanding anything to the contrary in this Section 5.10, the parties expressly acknowledge and agree that this Agreement is not intended to create a contract between Buyer, Sellers, or any of their respective Affiliates, on the one hand, and any employee of any Seller on the other hand, and no employee of Sellers may rely on this Agreement as the basis for any breach of contract claim against Buyer, Sellers or any of their respective Affiliates. Nothing in this Section 5.10 shall constitute an amendment to or modification of any employee benefit plan or other compensation or benefit plan, program, policy, agreement or arrangement.

5.11 Tax Matters.

(a) Any and all sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, mortgage, recordation or similar Taxes and all conveyance fees, and other fees and charges (including all interest and penalties and additions imposed with respect to such amounts) incurred in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne one-half (1/2) by Buyer and on-half (1/2) by Sellers. The Party customarily responsible under applicable Law shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and the Parties shall reasonably cooperate in duly and properly preparing any such Tax Returns and other documentation required to be filed in connection with such Transfer Taxes. The Party responsible for filing any such Tax Returns shall provide to the other Party evidence of timely filing and payment of all such Transfer Taxes. The Parties agree to timely sign and deliver (or cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.

(b) Sellers shall, at Sellers’ expense, prepare, or cause to be prepared, and file, or cause to be filed, all Income Tax Returns of Sellers related to the Purchased Assets or the Business for all Pre-Closing Tax Periods regardless of when they are to be filed. Buyer shall prepare and file, or cause to be prepared and filed, all other Tax Returns related to the Purchased Assets or the Business. With respect to Straddle Period Tax Returns for non-Income Taxes, Buyer shall deliver such completed, but unfiled, Straddle Period Tax Returns to Sellers for their review and comment at least thirty (30) days prior to the due date of such Straddle Period Tax Returns, as extended. Buyer and Sellers agree to consult with each other and to resolve in good faith any timely-raised issue arising as a result of the review of such Straddle Period Tax Returns to permit the filing of such Straddle Period Tax Returns as promptly as possible. Sellers shall pay, or cause to be paid, to Buyer within fifteen (15) days after the date on which a Straddle Period Tax Return is filed an amount equal to the portion of the Taxes attributable to the portion of such Tax period ending on the Closing Date as determined pursuant to Section 5.11(c).

(c) For purposes of this Agreement, in the case of any Taxes that are imposed for a Straddle Period, the portion of such Taxes attributable to the portion of such Tax period ending as of the Closing Date (i) in the case of any property or ad valorem Taxes, shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of all other Taxes, will be deemed equal to the amount which would be payable as computed on a closing of the books basis if the relevant Tax period ended on the Closing Date.

(d) Sellers and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and Representatives reasonably to cooperate, in connection with the preparation and filing of all Tax Returns, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes, including maintaining and making available to each other all records necessary in connection with Taxes, and each shall retain and provide the requesting Party with any records or information which may be relevant to such Tax Return, audit or examination, proceedings or determination.

5.12 Further Assurances. From and after the Closing Date, (a) at the request of Buyer and without further consideration, Sellers shall promptly (i) execute and deliver to Buyer such certificates and other instruments of sale, conveyance, assignment and transfer and take such other action as may reasonably be requested by Buyer more effectively to confirm any obligation assumed by Buyer and to sell, convey, assign and transfer to and vest in Buyer, or to put Buyer in possession of, the Purchased Assets and the Transferred Contracts, as contemplated by this Agreement, and to carry out the purpose of Acquisition Agreements, and (ii) take all actions reasonably necessary between the Effective Date and the Closing, to cause the economic development agreements set forth on Schedules 2.1(a)(i) of the Disclosure Schedules to be assigned to the Buyer, and (b) at the request of Sellers and without further consideration, Buyer shall promptly execute and deliver to Sellers such certificates and other instruments of assumption and take such other action as may reasonably be requested by Sellers more effectively to confirm and carry out the assumption by Buyer of the Transferred Contracts, as contemplated by this Agreement and to carry out the purpose of the Acquisition Agreements.

5.13 Restrictive Covenants.

(a) For a period of two (2) years following the Closing Date, neither Seller shall solicit, induce, or recruit any Affected Employee to terminate their employment with Buyer. Nothing in this Section 5.13(a) shall limit or otherwise prohibit the Sellers from initiating any solicitations or searches for employees or consultants that are not targeted or focused on the Affected Employees.

(b) During the Restricted Period, no Seller shall, and each Seller shall cause its Affiliates not to, directly or indirectly, make any public statement disparaging the Business, Buyer or any of its Affiliates or any of Buyer’s or its Affiliates’ respective shareholders, directors, officers, employees or agents; provided, however, that this provision is not applicable to (i) truthful testimony obtained through subpoena, (ii) any truthful information provided pursuant to investigation by any Governmental Authority or required to be provided pursuant to applicable Law, or (iii) any truthful information provided pursuant to any legal action under this Agreement or any of the other transaction documents contemplated thereunder asserted in good faith.

(c) During the Restricted Period, Buyer and Buyer Parent shall not, and shall cause their Affiliates not to, directly or indirectly, make any public statement disparaging the Oat Base Facility, either Seller or any of their Affiliates or any Seller or its Affiliates’ respective shareholders, directors, officers, employees or agents; provided, however, that this provision is not applicable to (i) truthful testimony obtained through subpoena, (ii) any truthful information provided pursuant to investigation by any Governmental Authority or required to be provided pursuant to applicable Law, or (iii) any truthful information provided pursuant to any legal action under this Agreement or any of the other transaction documents contemplated thereunder asserted in good faith.

(d) The nature and scope of the foregoing provisions of this Section 5.13 have been carefully considered by the Parties. The Parties agree and acknowledge that (i) the duration, scope and geographic areas applicable to such provisions are fair, reasonable and necessary to protect the goodwill of the Business and each Party from and after Closing, and (ii) adequate compensation has been received by each Party for such obligations. Each Party agrees that it will not assert or claim, or raise as a defense, in any judicial proceeding or otherwise, that any of such provisions are unenforceable as a matter of public policy or that any of the duration, scope and geographic areas applicable to such provisions is or was not fair, reasonable or necessary or that adequate compensation was not received by such Party for such obligations; provided, however, that this sentence in no way limits any other defense that may be available to any Party. The Parties further agree and acknowledge that if for any reason any court determines that any such provisions are or were not fair, reasonable or necessary or that consideration was inadequate, the Parties shall negotiate to modify such provisions to include as much of the duration, scope and geographic area identified in this Section 5.13 as will render such restrictions valid and enforceable.

5.14 Transition Service.

(a) Upon the Closing, Sellers and Buyer will negotiate a commercially reasonable, mutually agreed form of Transition Services Agreement (the “TSA”), in substantially the form attached hereto as Exhibit F, pursuant to which Sellers agree to provide, or to cause their Affiliates to provide, materials and supplies purchasing and certain other specified services that are necessary for the operation of the Business by Buyer after the Closing and which are not able to be obtained through the use of the Purchased Assets (the “TSA Services”), at a price no greater than the actual out-of-pocket cost of such TSA Services to Sellers as necessary to allow Buyer to continuing operating the Business as it was operated immediately prior to (and during the twelve (12) month period prior to) the Closing.

(b) Buyer agrees to use commercially reasonable efforts to make a transition of each TSA Service to its own internal organization or to obtain alternate third-party sources to provide the TSA Services as soon as possible following the Closing, and in event no later than December 31, 2023, other than the provision of Manufacturer Materials under the Co-Pack Agreement, which services are intended to be provided for a period of up to one (1) year following the Closing Date. Upon the conclusion of the TSA Services associated with the provision of Manufacturer Materials under the Co-Pack Agreement: (x) Buyer will buy, and Seller will sell, all then-remaining Inventory at Seller’s laid-in cost; and (y) Seller will assign and transfer to Buyer (as additional Transferred Contracts), and Buyer will assume, a mutually agreed list of applicable vendor contracts and purchase commitments for the procurement of Manufacturer Materials.

5.15 Misdirected Payments and Assets. From and after the Closing Date, if either Party or any of its Affiliates receives payment from any Person in respect of an account receivable or other payment owed to the other Party or any Affiliate of the other Party, or is in possession of any assets (including, in the case of Sellers or any of their Affiliates, any Purchased Asset or, in the case of Buyer or any of its Affiliates, any Excluded Asset) as to which the other Party or any Affiliate of the other Party is entitled or to which the other Party or any Affiliate of the other Party is entitled to the benefit thereof, such Party shall cause the Person receiving such payment or having possession of such asset to promptly remit such payment to the designated bank account of the owner of such receivable or payment or otherwise cause the transfer, assignment, conveyance, and delivery of such asset to the other Party or its designated Affiliate, in each case without the payment of any additional consideration.

5.16 Financing Cooperation.

(a) Prior to the Closing, Sellers shall use their reasonable best efforts to, and shall use their reasonable best efforts to cause their respective Representatives to, provide customary cooperation and customary financial information, in each case that is reasonably requested by Buyer in connection with any debt financing (the “Financing”) obtained or to be obtained by Buyer or any of its Affiliates for the purpose of financing the transactions contemplated by this Agreement and the other Acquisition Agreements, including by (i) having senior management, including, senior executive officers, assist in the preparation for, and participate in, a reasonable number of lender meetings, presentations and calls and a reasonable number of meetings, in each case, in connection with obtaining the Financing, (ii) facilitating negotiations between Buyer and the Financing Sources, (iii) assisting with the preparation of confidential information memoranda, business projections and similar marketing documents required in connection with the Financing, including providing customary authorization letters related thereto, (iv) requesting the pay-off letters referenced in Section 6.1(g)(vi) and other customary documents, including, customary lien releases and instruments of termination or discharge, (v) supplementing, at Buyer’s reasonable request, the information covered by this Section 5.16 on a reasonably current basis (and identifying any portion of the information covered by this Section 5.16 that constitutes material non-public information) if such supplement is reasonably necessary to ensure that such information does not contain an untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading, and (vi) providing all such other reasonable assistance as is reasonably necessary or convenient in order for Buyer to satisfy all of the conditions to the consummation of the Financing.

(b) Notwithstanding the foregoing, no Seller shall be required to (i) become subject to any obligations or liabilities with respect to the Financing, (ii) provide cooperation under this Section 5.16 that would cause any representation or warranty in this Agreement to be breached or would cause any condition to Closing contemplated by Article VI to fail to be satisfied, (iii) pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation of any kind prior to the Closing, (iv) take any action that would conflict with, violate or result in a material breach of or default under any organizational document of any Seller or any applicable Law, or (v) take any action that would reasonably be expected to subject any director, manager, officer or employee of any Seller or any of their respective subsidiaries to any personal liability.

(c) Buyer shall indemnify and hold harmless Sellers, their respective subsidiaries, and each of their respective Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the Financing and any information utilized in connection therewith, except in the event such liabilities or losses arose out of or result from (i) the willful misconduct, gross negligence or bad faith of Sellers, any of their respective subsidiaries or any of their respective Representatives, (ii) the breach by Sellers of any of their obligations under this Agreement or any other Acquisition Agreement or (iii) any material misstatement or omission in information provided in writing hereunder by or on behalf of Sellers, any of their respective subsidiaries or any of their respective Representatives for use in connection with the Financing (clauses (i) through (iii) collectively, the “Indemnity Exceptions”).

Article VI
CONDITIONS TO CLOSING

6.1 Conditions to Obligations of Buyer to Close. The obligations of Buyer hereunder to proceed with the Closing are subject to the satisfaction at or prior to the Closing of each of the following conditions, unless otherwise waived in writing by Buyer:

(a) Representations and Warranties. Each of (i) the representations and warranties of Sellers contained in this Agreement (other than the Fundamental Representations) shall be true and correct on and as of the date hereof and as of the Closing Date (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only), except to the extent that the failure of such representations and warranties of Sellers to be so true and correct on and as of the date hereof and as of the Closing Date (or in respect of any representation or warranty that is expressly made as of a specified date, as of such specified date only) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) the Fundamental Representations shall be true and correct in all but de minimis respects on and as of the date hereof and as of the Closing Date (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only).

(b) Performance. Sellers shall have duly performed or complied with all of the covenants, acts and obligations to be performed or complied with by Seller hereunder in all material respects at or prior to the Closing.

(c) Consents. Sellers shall have received all consents and approvals set forth on Schedule 6.1(c).

(d) No Material Adverse Effect. Since the Effective Date of this Agreement, there shall not have been a Material Adverse Effect.

(e) No Legal Prohibition. Neither Seller nor Buyer shall be subject to any Order, decree, or injunction of a court of competent jurisdiction or other Governmental Authority and no Law shall be enacted or issued, in each case which enjoins, prevents or makes illegal any of the transactions contemplated by this Agreement.

(f) Payroll and Benefits. Buyer shall have established a system for payroll administration and processing for the Affected Employees.

(g) Deliveries. Sellers shall have delivered to Buyer:

(i) a certificate from each Seller, dated as of the Closing Date, duly executed by an officer of such Seller, certifying that the conditions in Section 6.1(a), Section 6.1(b) and Section 6.1(d) have been satisfied with respect to such Seller;

(ii) a certificate of good standing of each Seller, issued as of a date not more than five (5) Business Days prior to the Closing Date by the Secretary of State of the State of Delaware;

(iii) a counterpart to each Acquisition Agreement to which Sellers or any of their Affiliates is a party, duly executed and delivered by a duly authorized Representative of such Person;

(iv) a duly executed certificate of non-foreign status from each Seller, dated as of the Closing Date, in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that it is not a “foreign person” as defined in Section 1445 of the Code;

(v) evidence of the termination, as of the Closing, of all Liens, except Permitted Liens, on the Purchased Assets, each in form and substance reasonably satisfactory to Buyer;

(vi) an executed pay-off letter and UCC-3 termination statements and other Lien terminations or releases, each in form and substance reasonably satisfactory to Buyer, from each Person to whom any Indebtedness is owed, evidencing satisfaction in full of all such Indebtedness and the termination or release of all Liens on the Purchased Assets related to such Indebtedness, other than any arising under the Transferred Contracts;

(vii) certificates of title (or similar documents) with respect to any vehicles or other equipment included in the Purchased Assets for which a certificate of title is required in order to transfer title;

(viii) a flash drive with a copy of the all documents and other materials contained in the Data Room as it existed at 11:59 p.m. Central Time on the day that is two (2) Business Days immediately prior to the Closing Date; and

(ix) such other instruments of sale, transfer, conveyance and assignment as Buyer reasonably request for the purpose of consummating the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities.

6.2 Conditions to Obligation of Sellers to Close. The obligations of Sellers to proceed with the Closing are subject to the satisfaction at or prior to the Closing of each of the following conditions, unless otherwise waived in writing by Sellers:

(a) Representations and Warranties. Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct on and as of the date hereof and as of the Closing Date (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only), except to the extent that the failure of such representations and warranties of Buyer to be so true and correct on and as of the date hereof and as of the Closing Date (or in respect of any representation or warranty that is expressly made as of a specified date, as of such specified date only) has not had and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) Performance. Buyer shall have duly performed or complied with all of the other material covenants, acts and obligations to be performed or complied with by Buyer hereunder at or prior to the Closing.

(c) No Legal Prohibition. Neither Seller nor Buyer shall be subject to any Order, decree, or injunction of a court of competent jurisdiction or other Governmental Authority and no Law shall be enacted or issued, in each case which enjoins, prevents or makes illegal any of the transactions contemplated by this Agreement.

(d) Seller Revolving Line of Credit. Sellers and their Affiliates shall have received prior written consent to consummate the transactions contemplated by this Agreement from applicable lenders and credit institutions to the extent required pursuant to the terms of their Sustainable Revolving Credit Facility Agreement, dated April 14, 2021 as amended.

(e) Landlord Consent to Assignment. Sellers shall have received a consent to assignment letter, on a form that includes a general release of Sellers, duly executed by the applicable landlord, pursuant to which the landlord consents to the assignment of the applicable Lease to Buyer.

(f) Deliveries. Buyer shall have delivered to Sellers and the other parties set forth below:

(i) A certificate dated the Closing Date certifying that Buyer has complied with and satisfied the conditions in Section 6.2(a) and Section 6.2(b);

(ii) a certificate from Buyer, dated as of the Closing Date, duly executed by an officer of Buyer, certifying as to (i) the resolutions approved by the board of directors of Buyer authorizing the execution, delivery and performance by Buyer of this Agreement and each other Acquisition Agreement and the consummation of the transactions contemplated by this Agreement (including Exhibit 5.6) and each of the other Acquisition Agreements and (ii) the names and signatures of the officers of Buyer authorized to execute this Agreement and the other Acquisition Agreements and the other documents to be delivered by Buyer under this Agreement and the other Acquisition Agreements;

(iii) the Purchase Price in accordance with Section 2.3; and

(iv) a counterpart to each Acquisition Agreement to which Buyer or any of its Affiliates, as applicable, is a party, duly executed and delivered by a duly authorized Representative of such Person.

Article VII
INDEMNIFICATION

7.1 Survival.

(a) Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive Closing and shall remain in full force and effect until the date that is eighteen (18) months from the Closing Date; provided, that the representations and warranties in (i) Section 3.1 (Organization), Section 3.2 (Authority), Section 3.3 (No Conflict), Section 3.4 (Title; Sufficiency and Condition of Assets), Section 3.10 (Taxes), and Section 3.20 (Brokers) (collectively, the “Fundamental Representations”) shall survive until the sixtieth (60th) day after the expiration of the applicable statute of limitations (taking into account tolling periods or valid extensions properly obtained). None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period of time until such covenants or agreements are fully performed. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

(b) Notwithstanding the foregoing, all representations, warranties, covenants, and agreements related to any claim for indemnification asserted within the applicable survival period set forth in Section 7.1(a), and the Indemnifying Party’s obligations pursuant to this Article VII, shall survive until (i) all such claims shall have been finally resolved and payment in respect thereof, if any is required to be made, shall have been made and (ii) if, during the applicable survival period referred to in Section 7.1(a), the Indemnified Party becomes aware of facts or circumstances that could reasonably be expected to lead to a Third-Party Claim, the Indemnifying Party’s obligations pursuant to this Article VII shall not terminate with respect to such potential Third-Party Claim if the Indemnified Party notifies the Indemnifying Party of the general nature of such potential Third-Party Claim in accordance with Section 7.5 prior to the end of the applicable survival period, whether or not a Third-Party Claim is actually made or threatened against the Indemnified Party prior to the end of the applicable survival period.

7.2 Indemnification By Sellers. From and after the Closing, subject to the other terms and conditions of this Article VII, Sellers shall, jointly and severally, indemnify and defend Buyer and its Affiliates, and each of their respective Representatives, successors, and assigns (each, a “Buyer Indemnified Party”) against, and shall hold such Buyer Indemnified Party harmless from and against, any and all Losses incurred or sustained by, or imposed upon, such Buyer Indemnified Party based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Sellers contained in this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Sellers pursuant to this Agreement;

(c) the failure of any Seller to comply with any applicable bulk sales, bulk transfer, or similar Laws in any jurisdiction in which the Purchased Assets are located or which may otherwise be applicable to the transactions contemplated by this Agreement; or

(d) any Excluded Asset or any Excluded Liability.

7.3 Indemnification by Buyer. Subject to the other terms and conditions of this Article VII, Buyer and Buyer Parent shall, jointly and severally, indemnify and defend Sellers and their Affiliates, and each of their respective Representatives, successors, and assigns (each, a “Seller Indemnified Party”) against, and shall hold such Seller Indemnified Party harmless from and against, any and all Losses incurred or sustained by, or imposed upon, such Seller Indemnified Party based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement; or

(c) any Assumed Liability.

7.4 Certain Limitations. The party making a claim under this Section 7.4 is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Section 7.4 is referred to as the “Indemnifying Party”. The indemnification provided for in Sections 7.2 or 7.3, shall be subject to the following limitations:

(a) The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Sections 7.2 or 7.3, as the case may be, until the aggregate amount of all Losses in respect of indemnification under Sections 7.2 or 7.3 exceeds [******] (the “Deductible”), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible.

(b) The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 7.2(a) or Section 7.3(a), as the case may be, shall not exceed [******]. Notwithstanding the foregoing, (i) the limitations set forth in this Section 7.4 shall not apply to Losses based upon, arising out of, with respect to or by reason of fraud or by reason of any inaccuracy in or breach of any Fundamental Representations and (ii) the aggregate amount of all Losses for which Sellers shall be liable to Buyer pursuant to Section 7.2 shall not exceed the Purchase Price unless such Losses are based upon, arise out of or by reason of fraud.

(c) Payments by an Indemnifying Party pursuant to Sections 7.2 or 7.3, in respect of any Loss shall be limited to the amount of any Liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(d) Payments by an Indemnifying Party pursuant to Sections 7.2 or 7.3, in respect of any Loss shall be reduced by an amount equal to any Tax benefit actually realized as a result of such Loss by the Indemnified Party. For the purposes of this Section 7.4(d), a Tax benefit will be considered realized only to the extent that the amount of Taxes that would have been payable in cash by the Indemnified Party in the absence of the deductions of the Losses exceeds the amount of Taxes actually paid in cash by the Indemnified Party consistent with applicable Laws regarding the deductibility of such amount and after taking into account all other items of income, gain, credit, deduction and loss.

(e) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, special or indirect damages, except to the extent an Indemnified Party is ordered by a Governmental Authority to pay such damages in connection with a Third-Party Claim.

7.5 Indemnification Procedures.

(a) Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 7.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 7.5(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 5.8) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b) Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 7.5(b). If a firm offer is made to settle a Third-Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all Liabilities in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim, and in such event, the maximum Liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 7.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c) Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

7.6 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

7.7 Exclusive Remedies. Subject to (and without limiting the effects of) the terms of Section 9.11, the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional misrepresentation, fraud or intentional or willful breach on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII and the remedies set forth in Exhibit 5.6. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII. Nothing in this Section 7.7 shall limit any Person’s right to seek any remedy on account of any intentional misrepresentation, fraud or intentional or willful breach by any party hereto. The rights and remedies set forth in Section 5.6 (and the accompanying Exhibit 5.6) are intended to be liquidated damages, and the sole remedies, relating to the subject matter thereof, and not a penalty, and the payment of the amounts set forth therein, under the circumstances set forth therein, is supported by due and sufficient consideration.

Article VIII
TERMINATION

8.1 Termination. This Agreement may be terminated without limiting or waiving any other rights and remedies any Party may have at Law or in equity:

(a) with the mutual written consent of Buyer and Sellers;

(b) by Sellers, if Buyer shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2 being satisfied and (ii) (A) if capable of being cured, has not been cured by Buyer by the earlier of (1) sixty (60) days after the Effective Date, or (2) thirty (30) days after its receipt of written notice thereof from Sellers or (B) is incapable of being cured; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to Sellers if (x) the failure of Sellers to fulfill any of their respective obligations under this Agreement has been the cause of, or resulted in, such breach, or (y) the conditions in Section 6.1 are not capable of being satisfied because there is then a breach or inaccuracy of a covenant, representation or warranty made by any Seller in this Agreement, as applicable;

(c) by Buyer, if any Seller shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.1 being satisfied and (ii) (A) if capable of being cured, has not been cured by such Seller by the earlier of (1) sixty (60) days after the Effective Date, or (2) thirty (30) days after its receipt of written notice thereof from Buyer or (B) is incapable of being cured; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to Buyer if (x) the failure of Buyer to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, such breach, or (y) the conditions in Section 6.2 are not capable of being satisfied because there is then a breach or inaccuracy of a covenant, representation or warranty made by Buyer in this Agreement, as applicable; or

(d) by either Buyer or Sellers, (i) if any Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and nonappealable, or if the Closing has not occurred on or before 11:59 p.m. Eastern Time on the sixtieth (60th) day after the Effective Date; provided, however, that the right to terminate this Agreement pursuant to the foregoing clause (ii) shall not be available to any Party who has breached, or is then in breach, of this Agreement and such breach has been the cause of, or resulted in, the failure of any condition set forth in Article VI to be satisfied as of such date.

8.2 Effect of Termination. In the event of a termination of this Agreement, no Party shall have any Liability or further obligation to the other, except that the provisions of Article VIII and Article IX shall survive the termination of this Agreement; provided, however, that nothing in this Section 8.2 shall relieve any Party of any liability for its fraud or its material and intentional breach by such Party of this Agreement prior to such termination. [******]

Article IX
GENERAL PROVISIONS

9.1 Financing Related Parties. Notwithstanding anything in this Agreement to the contrary, each Seller, on its own behalf and on behalf of its Affiliates and Representatives, (a) agrees that none of the Financing Related Parties shall have any liability to such Seller or its Affiliates or Representatives this Agreement or in connection with the transactions contemplated by this Agreement, including any dispute relating to or arising from the Financing, (b) waives any rights or claims of any kind such Seller or any of its Affiliates or Representatives may have against any Financing Related Party relating to this Agreement, the transactions contemplated by this Agreement or the Financing, and (c) agrees not to commence (or if commenced, agrees to dismiss or otherwise terminate) any Action against any Financing Related Party in connection with this Agreement, the transactions contemplated by this Agreement or the Financing. Nothing in this Section 9.1 will limit the rights of Buyer and or any of its Affiliates or their obligations hereunder in respect of the Financing.

9.2 Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement, the other Acquisition Agreements and the transactions contemplated hereby and thereby shall be paid by the Party incurring such fees or expenses, whether or not such transactions are consummated.

9.3 Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each Party. Notwithstanding the foregoing Section 9.1, this Section 9.3, and Sections 9.4, 9.8, 9.9, 9.10 and 9.11(b) may not be modified or amended in a manner that is materially adverse to any Financing Related Party without the prior written consent of the Financing Sources

9.4 Waiver. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any agreement on the part of any Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. Notwithstanding the foregoing, Sections 9.1, 9.3, this Section 9.4, and Sections 9.8, 9.9, 9.10 and 9.11(b) may not be waived in a manner that is materially adverse to any Financing Related Party without the prior written consent of the Financing Sources.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e‑mail, upon confirmation of receipt by e‑mail (other than an automated “out-of-office” reply) or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i) if to Sellers, to:

Oatly Inc.

2275 Bridge St

Building 209, Suite 200

Philadelphia, PA 19137

Email: [***]

Attention: Mike Messersmith, President

with a copy (which shall not constitute notice) to:

Davis Wright Tremaine LLP
1300 SW 5th Ave, Suite 2400
Portland, OR 97201
Telephone: [***]

E-mail: [***]

Attention: [***]

(ii) if to Buyer, to:

Entrepreneurial Equity Partners
353 N. Clark Street, Suite 1760

Chicago, IL 60654
Attention: [***]

Telephone: [***]

E-mail: [***]

[***]

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 S Wacker Drive
Chicago, IL 60606
Telephone: [***]
Attention: [***]
E-mail: [***]

9.6 Interpretation. When a reference is made in this Agreement to a Section, Article or Schedule such reference shall be to a Section, Article or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. The Disclosure Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

9.7 Entire Agreement. The Acquisition Agreements (including any schedules, exhibits, annexes and attachments thereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the Parties with respect to the subject matter hereof and thereof.

9.8 Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that Sections 9.1, 9.3, 9.4, this Section 9.8,and Sections 9.9, 9.10 and 9.11(b) shall be enforceable by the Financing Related Parties.

9.9 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware. Notwithstanding the foregoing, each of Sellers and Buyer hereby irrevocably agrees that any Action against any Financing Related Party in any way relating to this Agreement, any of the transactions contemplated by this Agreement or the Financing shall be governed by and construed in accordance with the internal Laws of the State of New York, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of New York.

9.10 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR

COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR ARISING OUT OF OR RELATING TO THE FINANCING, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. Each Party certifies and acknowledges that (a) no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver; (b) each Party understands and has considered the implications of this wavier; (c) each Party makes this waiver voluntarily; and (d) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.10.

9.11 Disputes.

(a) In the event any Party commences any Action in connection with or relating to this Agreement, the Parties hereby (i) agree that any Action shall be instituted exclusively in the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware) (such courts, including appellate courts therefrom, the “Specified Courts”), (ii) agree that in the event of any such litigation, proceeding or action, the Parties will consent and submit to personal jurisdiction in the applicable Specified Court and to service of process upon them in accordance with the rules and statutes governing service of process (it being understood that nothing in this Section 9.11(a)shall be deemed to prevent any Party from seeking to remove any action to a United States federal court that is a Specified Court), (iii) agree to waive to the full extent permitted by Law any objection that they may now or hereafter have to the venue of any Action in any such court or that any such Action was brought in an inconvenient forum, (iv) agree as an alternative method of service to service of process in any legal proceeding by mailing of copies thereof to such party at its address set forth in Section 9.5 for communications to such Party, (v) agree that any service made as provided herein shall be effective and binding service in every respect and (vi) agree that nothing herein shall affect the rights of any Party to effect service of process in any other manner permitted by Law. The Parties agree that a final trial court judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) Notwithstanding anything in Section 9.11(a) to the contrary, each of Sellers and Buyer hereby irrevocably agrees that any Action against any Financing Related Party in any way relating to this Agreement, any of the transactions contemplated by this Agreement or the Financing shall be brought only to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

9.12 Specific Performance. Each of the Parties acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the Parties hereby agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by such first party under this Agreement, and each Party hereby agrees to waive the defense in any such suit that the other Parties have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 9.12 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the Parties may elect to pursue. Notwithstanding anything in this Agreement to the contrary, Buyer shall not be obligated to initiate, and none of Sellers shall be entitled to compel Buyer to initiate (whether pursuant to this Section 9.12 or otherwise), any Action against a Financing Source or Financing Related Party under or in connection with this Agreement.

9.13 Disclosure Generally. The information contained in this Agreement and in the Disclosure Schedules is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party hereto to any Person (including any other Party) of any matter whatsoever (including any violation of Law or breach of Contract). Notwithstanding any other provision of this Agreement or anything to the contrary contained in the Disclosure Schedules, the information and disclosures contained in any section or subsection of the Disclosure Schedules shall be deemed to be disclosed with respect to, and qualify, any representation or warranty of Sellers to which the relevance of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any section or subsection of the Disclosure Schedules shall not be construed to mean that such information is required to be disclosed by this Agreement or is material to or outside the ordinary course of the Business. Such information and the dollar thresholds set forth herein and therein shall not be used as a basis for interpreting the terms “material,” “Material Adverse Effect,” or any similar qualifier in this Agreement. In addition, matters reflected in any section or subsection of the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The Disclosure Schedules and the information and disclosures contained in the Disclosure Schedules are intended only to qualify and limit the representations, warranties and covenants contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants.

9.14 Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement , may be made only against the persons that are expressly identified as parties hereto. Each of the Parties acknowledges and agrees that no Person who is not a named party to this Agreement, any past, present or future Affiliate thereof or any of their respective Affiliates, Representatives, members, managers, partners, or direct or indirect equityholders (including stockholders and optionholders), shall have any liability (whether in contract or in tort, under any applicable Law or in equity, or based upon any theory that seeks to impose liability of a person against its owners or Affiliates) for any obligations or other Liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or the negotiation or execution, and each of the Parties waives and releases all such Liabilities, claims and obligations against any such Person.

9.15 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, directly or indirectly, by operation of law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void, except that Buyer may, without the consent of any other Party, (a) assign any of its rights under this Agreement to any Affiliate of Buyer or (b) assign its rights hereunder for collateral security purposes to the Financing Sources providing the Financing to the Buyer; provided, however, that notwithstanding any such assignment, Buyer shall not be released from any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

9.16 Currency. All references to “dollars” or “$” or “US$” in the Acquisition Agreements refer to United States dollars, which is the currency used for all purposes in the Acquisition Agreements.

9.17 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

9.18 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

9.19 Electronic or .pdf Signature. This Agreement may be executed and delivered via fax or electronically (including as a PDF or using any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

9.20 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

9.21 No Presumption Against Drafting Party. Each Party acknowledges that each Party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date and year first written above.

OATLY INC.

By: /s/ Roy Toni Petersson
Name: Roy Toni Petersson
Title: President

OATLY US OPERATIONS & SUPPLY INC.

By: /s/ Roy Toni Petersson
Name: Roy Toni Petersson
Title: President

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date and year first written above.

YA YA FOODS USA LLC

By: /s/ Kevin Henneck
Name: Kevin Henneck
Title: Assistant Secretary

ASEPTIC BEVERAGE HOLDINGS LP

By: ASEPTIC BEVERAGE HOLDINGS LLC, its general partner

By: /s/ Mark Burgett
Name: Mark Burgett
Title: Manager

[Signature Page to Asset Purchase Agreement]